================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                    For the quarter ended September 30, 2002


                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)


                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
--------------------------------------------------------------------------------

                 Avenida Brigadeiro Luiz Antonio, 1343, 9 Andar
                        Sao Paulo, SP, Brazil 01350-900
                    (Address of Principal Executive Offices)
--------------------------------------------------------------------------------


Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  X      Form 40-F
                               ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes         No  X
                               ---        ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

================================================================================

                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS

ITEM

1.   Press Release dated November 13, 2002

2.   Report of the Independent Accountants on on the Limited
     Review of Quarterly Information (ITR) September 30, 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ULTRAPAR PARTICIPACOES S.A.

By:         /s/ Fabio Schvartsman
         --------------------------------
         Name:  Fabio Schvartsman
         Title:   Chief Financial Officer

Date:    November 14, 2002

                                                                         ITEM 1

                                                               3rd Quarter 2002
[ULTRAPAR LOGO]---------------------------------------------------------------

                          ULTRAPAR PARTICIPACOES S.A.
                           (BOVESPA:UGPA4/NYSE: UGP)







               INFORMATION AND RESULTS FOR THE THIRD QUARTER 2002
                     (Sao Paulo, Brazil, November 14 2002)




               35% GROWTH IN NET REVENUE IN 3Q02 COMPARED TO 3Q01
           45% INCREASE IN OPERATING PROFIT IN 3Q02 COMPARED TO 3Q01
                 EBITDA INCREASED 38% IN 3Q02 COMPARED TO 3Q01
       7% HIGHER NET INCOME FOR THE 9M02, COMPARED TO SAME PERIOD IN 2001







"We want to take an important step towards consolidating Ultrapar as a company that values corporate governance and values its shareholders. The corporate restructuring proposed will bring about a more complete alignment of the interests of all shareholders and will concentrate capital markets liquidity in one sole company. The principal objective of the Group is to create value for our shareholders, through sustainable growth of our business and by concrete measures to achieve satisfactory results.
                                                        Paulo G. A. Cunha - CEO





Ultrapar Participacoes S.A.
UGPA4 = R$ 20.70 / 1.000 shares                      [GRAPHICS OMITTED]
UGP = US$ 5.64 / ADR
(09/30/02)

                          3rd Quarter 2002 - Overview


Ultrapar, a company engaged in LPG distribution (Ultragaz), chemical and petrochemical production (Oxiteno)as well as transportation and storage of related products (Ultracargo), reported the following results for the third quarter 2002:

Financial Performance                    3Q02       3Q01      (DELTA) (%)   Jan-Sept 02  Jan-Sept 01   (DELTA) (%)
Ultrapar Consolidated                                          3Q02x3Q01                                9M02x9M01

Net Sales Revenue                         833        618          35%          2,087        1,693          23%
Gross Profit                              224        171          31%           518          430           21%
Operating Profit                          129        89           45%           257          216           19%
EBITDA                                    160        116          38%           347          282           23%
Net Income                                48         47           1%            115          107            7%
Earnings per 1,000 shares                0.90       0.89          1%           2.16         2.02            7%

------------
In millions of R$ (except EPS)


Operating Performance Ultragaz           3Q02        3Q01      (DELTA) (%)  Jan-Sept 02 Jan-Sept 01   (DELTA) (%)
                                                                3Q02x3Q01                              9M02x9M01

Sales Volume  (thousand tons)            341.8       353.8        (3%)         975.5      1,008.8        (3%)
Residential                              209.4       217.2        (4%)         589.5       613.9         (4%)
Non-Residential                          132.4       136.6        (3%)         386.0       394.9         (2%)

Market Share*                            19.9%       19.6%                     19.6%       19.4%

-------
   * Source: Sindigas


Operating Performance Oxiteno          3Q02        3Q01      (DELTA) (%)  Jan-Sept 02 Jan-Sept 01    (DELTA) (%)
                                                              3Q02x3Q01                               9M02x9M01

Sales Volume (thousand tons)           120.9       113.2         7%          314.7       343.0          (8%)
Domestic                               72.2        66.3          9%          197.6       201.5          (2%)
Exports                                48.7        46.9          4%          117.1       141.5          (17%)

The Quarter's Highlights

The third quarter of 2002 was marked by the turbulence created by election uncertainties, with the price of LPG very much on the agenda of certain candidates. The ANP, after analyzing market pricing practices, determined a 12.4% reduction in the ex-refinery price of LPG for the residential segment.

Election uncertainties caused a significant increase in the Brazil risk premium and a sharp reduction in the availability of international credit lines for Brazilian companies, leading to steep devaluation of the Real, making Oxiteno's products more competitive in both the domestic and export markets.

In October, we announced an important corporate restructuring of the Group, aimed at more completely aligning the interests of shareholders and at concentrating the capital markets liquidity of the group in one sole vehicle.

Operating Performance

Ultragaz. Brazilian LPG consumption declined 5% in 3Q02, compared with 3Q01. Uncertainty concerning price increases as well as certain operating problems at Petrobras' refineries negatively affected LPG supplies to distributors, especially those located in the South-East of the country.

Sales volume at Ultragaz was not immune to these factors, falling 3% in the 3Q02 (341.8 thousand tons) compared with 3Q01 (353.8 thousand tons). By outperforming the market, however, the company's market share increased from 19.6% in 3Q01 to 19.9% in 3Q02.

Sales volume at Ultragaz for the first 9 months of 2002 was 976 thousand tons, down 3% from the January/September 2001 period, although the Brazilian LPG market as a whole declined by 4% over the same period.

                   Sales Volume - Ultragaz (in thousand tons)

                              2Q01     3Q01     4Q01     1Q02     2Q02     3Q02

Non-Residential .........      136      137      124      122      132      132
Residential .............      211      217      212      186      195      209
Total ...................      347      354      336      307      327      342

In the residential segment, served by 13kg bottles, sales volume in 3Q02 was 4% lower compared to the previous year, the same being true for 9M02 sales volume compared with 9M01. In the non-residential segment, serving mainly the commercial and industrial sectors, 3Q02 sales volume was 3% lower than in 3Q01, and 2% lower in 9M02 than in 9M01.



Oxiteno. Oxiteno produces Ethylene Oxide and its main sub-products, as well as being a major producer of specialty chemicals. Oxiteno's products are used throughout many industrial sectors, including PET packaging, paints, cosmetics and detergents.

In 3Q02, Oxiteno's sales volume totaled 120.9 thousand tons, 7% higher than 3Q01. Sales to the domestic market totaled 72.2 thousand tons, 9% more than in the 3Q01, primarily due to higher sales to the hydraulic fluid and tannery segments. Exports grew 4% over 3Q01 to reach 48.7 thousand tons.


                   Sales Volume - Oxiteno (in thousand tons)

                              2Q01     3Q01     4Q01     1Q02     2Q02     3Q02

Exports..................       46       47       47       50       18       49
Domestic.................       66       66       55       56       69       72
Total ...................      112      113      103      106       88      121


Oxiteno's sales volumes fell 8% in the first nine months of 2002, primarily due to an interruption of Ethylene supplies from Braskem in the 1H02, normalized in the 3Q02.

Ultracargo. Through its subsidiaries, Transultra and Tequimar, Ultracargo is one of the leaders in integrated, inter-modal transportation services for the chemical, petrochemical and LPG sectors in Brazil. Transultra, the subsidiary handling the transportation segment, operates a fleet of tanker trucks and provides transportation services to LPG distributors and to the chemical industry. Tequimar, the storage subsidiary, accounts for 70% of the storage capacity at the Aratu terminal (Bahia), which serves the largest petrochemical complex in Latin America.

Financial Performance

Net Sales Revenue - Net 3Q02 consolidated sales revenue at Ultrapar was R$
833.1 million, 35% higher than in 3Q01. In the first nine months of the year net revenues reached R$ 2,087 million, 23% higher than in 9M01.

                           Net Revenue ( R$ Million)

                                    3Q01         3Q02        9MO01        9MO02
                                    ----         ----        -----        -----
Ultragaz ..................          374          526        1,016        1,388
Oxiteno ...................          227          282          626          632
Ultracargo ................           26           35           77           93
                                     ===          ===        =====        =====
Total .....................          618          833        1,693        2,087

Ultragaz - Net sales revenue at Ultragaz totaled R$ 525.9 million in 3Q02 compared with R$ 373.8 million in 3Q01. Net revenue for the full 9M02 was R$ 1,388.4 million. The increased revenues are a result of higher ex-refinery prices for LPG, which have increased by an average 59% over the past twelve months.

Oxiteno - Oxiteno's net revenues for 3Q02 totaled R$ 281.6 million, a 24% increase over 3Q01. The depreciation of the Real made Oxiteno's products more competitive both in export markets and in the domestic market, where it competes with imported product. Net revenue for 9M02 totaled R$ 632.2 million, on the same level with that of 9M01 (R$ 625.7 million).

Ultracargo - Net 3Q02 sales revenue for Ultracargo was R$ 34.7 million, an increase of 33% over 3Q01, due mainly to higher net revenues from new clients won by Transultra.


Cost of Goods Sold. Ultrapar posted a 36% increase in its 3Q02 cost of goods sold, to reach R$ 608.9 million, compared to R$ 447.3 million in 3Q01. The cost of goods sold in 9M02 was 24% higher than that in 9M01.

Ultragaz: Changes in the ex-refinery price of the LPG sold by Petrobras were responsible for the 45% increase in the cost of goods sold at Ultragaz compared with 3Q01, to a total of R$ 421.9 million. Over the past twelve months LPG for the residential segment has increased 49% and 80% for the non-residential segment. The difference between the prices for the residential and the non-residential market is the result of ANP having intervened in the prices practiced by Petrobras, which, in august 2002, reduced its ex-refinery price of LPG for the residential sector by 12.4% in order to minimize the effect of the devaluation of the Real in the LPG prices. The cost of goods sold by Ultragaz increased 37% in 9M02.

                       LPG price over the past 12 months
                                     R$/ton

             Residential     Non Residential
             -----------     ---------------

     10/01/01     435         435
     1l/01/01     435         435
     12/01/01     435         435
      1/1/02      513         513
      2/1/02      513         513
      3/1/02      513         513
      4/1/02      590         590
      5/1/02      590         590
      6/1/02      645         645
      7/1/02      686         686
      8/1/02      601         686
      9/1/02      601         698


Oxiteno: The cost of goods sold at Oxiteno totaled R$ 174.0 million in 3Q02, 17% higher than the R$ 148.6 million of 3Q01. Much of the increase was due to the effect of the currency devaluation on ethylene prices, as well as increases in international naphtha prices. At R$ 422.3 million, Oxiteno's 9M02 cost of goods sold was basically unchanged from 9M01 (R$ 426.2 million).

Ultracargo - The cost of services rendered increased 43% in 3Q02 compared with 3Q01, reflecting the higher prices for the main raw materials of Tequimar and the increase in fuel costs and in third parties freight contracts in Transultra.


Selling, General and Administrative Expenses - Ultrapar's SG&A expenses totaled R$ 95.4 million for 3Q02, versus R$ 80.9 million in 3Q01. SG&A expenses for the first nine months of the year totaled R$ 263.5 million, 16% higher than in the same period of 2001.

Ultragaz -Third quarter SG&A expenses at Ultragaz totaled R$ 52.7 million, R$
5.5 million above those of R$ 47.2 million in 3Q01. At R$ 19.4 million, depreciation expenses were R$ 2.7 million higher than in the third quarter of 2001. SG&A expenses increased by R$ 2.6 million compared with 3Q02, as the result of the payment of performance-linked gratifications and bonuses, and the annual collective wage increase negotiated in September 2001. SG&A expenses for the first nine months of the year were R$ 151.9 million.

Oxiteno - SG&A expenses increased from R$ 30.1 million in 3Q01 to R$ 36.9 million in 3Q02. A recovery in exports and the currency devaluation were responsible for the R$ 2.8 million increase in sales expenses. Collective wage agreements, together with the increased expenditure on outside consultancy, were responsible for the R$ 3.7 increase in administrative expenses. SG&A expenses at Oxiteno for 9M02 totaled R$ 95.3 million, R$ 9.4 million higher than in the 9M01.

Operating Profit - Ultrapar recorded operating profit of R$ 128.9 million for the quarter, a 45% increase over 3Q01. Oxiteno increased operating profits by R$ 22 million (from R$ 48.2 million to R$ 70.2 million) and Ultragaz by R$ 16.6 million (from R$ 35.7 million to R$ 52.3 million). Year to date September 2002, Ultrapar's operating profit reached R$ 257.1 million, a 19% increase over 9M01.

EBITDA - Consolidated operating cash generation (EBITDA) totaled R$ 160.1 million in 3Q02, a 38% gain over 3Q01. For the 9M02, EBITDA reached R$ 347.4 million, a 23% increase over 9M01.

--------------------------------------------------------
EBITDA Margem       3 Q02     3 Q01   Acum.02   Acum.01
-------------       -----     -----   -------   -------
Ultragaz              14%       14%       13%       12%
Oxiteno               28%       25%       22%       22%
Ultracargo            24%       26%       24%       27%
Ultrapar              19%       19%       17%       17%
--------------------------------------------------------

                                     EBITDA
                                  (R$ million)

                                    3Q01         3Q02        9MO01        9MO02
                                    ----         ----        -----        -----
Ultragaz ..................           52           72          120          181
Oxiteno ...................           56           79          138          140
Ultracargo ................            7            8           21           22
                                     ===          ===        =====        =====
Total .....................          116          160          282          347




Ultragaz - Ultragaz reported EBITDA of R$ 71.7 million for the quarter, a R$
19.3 million improvement over 3Q01. EBITDA for 9M02 grew R$ 61.2 million over that of 9M01.

Oxiteno - EBITDA for the quarter at Oxiteno was R$ 78.7 million, a R$ 22.9 million increase over 3Q01. EBITDA for the first nine months of the year was at practically the same level as in 9M01.

Ultracargo - Ultracargo posted R$ 8.3 million of third quarter EBITDA, a 24% increase over 3Q01. EBITDA for the first nine months of the year registered a 6% growth over that of 9M01.


Financial Results - Ultrapar recorded net financial income of R$ 20.2 million in the third quarter, compared with net financial expenses of R$ 2.0 million in 3Q01.

Ultrapar continued to hedge its foreign currency liabilities in the third quarter of 2002. A large part of its 3Q02 financial income was generated by the 37% devaluation of the Real during the quarter. On

09/30/02, dollar-denominated assets totaled R$ 507 million (including cash and currency hedges), while dollar-denominated liabilities totaled R$ 386 million.

Other non-operating results: Non-operating results for Ultrapar in the third quarter were a net negative R$ 42.8 million, compared with a net negative R$
10.6 million in 3Q01.

The main reason for the negative non-operating result in the third quarter of 2002 is the recording of a provision of R$ 40.5 million for the investment in Norquisa. The provision amount reflects the estimate of the market value of Norquisa's assets.

Net Profit - Consolidated net profit for the third quarter of 2002 was R$ 47.6 million, an increase of 1% over 3Q01. Net profit for the first nine months of 2002 totaled R$ 114.5 million, compared with R$ 107.3 million for 9M01, a 7% increase. Were it not for the R$ 40.5 million of the above-mentioned provision, Ultrapar would have reported net profit of R$ 64.1 million, which would have represented a 36% increase over 3Q01.


CAPEX - Capital expenditures (CAPEX) for 3Q02 totaled R$ 67.9 million, allocated as follows:

o At Ultragaz, primarily to the expansion of the non-residential segment (UltraSystem), acquisition of 13 kg vessels and the new filling plant in Betim;

o    At Oxiteno, to the expansion and modernization of production capacity;

o At Ultracargo, to the expansion of Transultra's truck fleet and the renewal of Tequimar's leasing contract at Aratu.

                                                   [GRAPHIC OMITTED]
------------------------------------------
 3Q02 Capex           R$ MM   % of Total            2Q01         57
 ----------           -----   ----------            3Q01         56
Ultragaz                 30.1         44%           4Q01         41
Oxiteno                  14.7         22%           1Q02         32
Ultracargo               23.1         34%           2Q02         41
Ultrapar                 67.9        100%           3Q02         68
------------------------------------------

Consolidated Capex

2Q01            3

Excluding the extraordinary investment at Tequimar, Ultrapar's CAPEX would have been R$ 55.9 million, in line with CAPEX over recent quarters.

Ultrapar in the Capital Markets


Ultrapar's shares performed well compared with the majority of shares traded on the Bovespa, appreciating 1% during 3Q02, compared with a 29% decline in the Ibovespa during the same period. Over the past 12 months, Ultrapar's shares have appreciated 43%, whereas the Ibovespa has declined by 19%.

                           Ultrapar X IBX X IBOVESPA
                          (index: 100 = September 01 )



                               [GRAHPIC OMITTED]



The average daily trading volume in 3Q02 totaled R$638 thousand, including transactions on both the Bovespa and the New York Stock Exchange (NYSE), a 38% increase over 3Q01. Taking the trading volume on the Bovespa alone, the increase was 46%, while total trading volume on the Bovespa increased by only 10%.



          Trend in average daily trading volumes in Ultrapar's shares



                               [GRAHPIC OMITTED]



Highlights for the Quarter:


Corporate restructuring - During the quarter, Ultrapar made an announcement to the market of its intention to undertake a corporate restructuring (see Announcement of a Material Fact published on 10/15/02, available on Ultrapar's website: www.ultra.com.br). The restructuring consists of the merger of Gipoia Participacoes S/C Ltda. ("Gipoia") with Ultrapar, and the incorporation of shares of Oxiteno by Ultrapar.

The main advantages to this restructuring are the alignment of the interests of all shareholders in one publicly listed company, and the concentration of capital markets liquidity in one corporate vehicle. In addition, Oxiteno's minority shareholders will be given Tag Along rights - the right to sell their shares, if control of the company changes hands, at the same price as that received by the controlling shareholder, and their shares will become tradable in the form of ADRs on the NYSE.

For shareholders in Ultrapar, the increase in market liquidity and the alignment of all shareholders of the Ultra Group is already being reflected in the share price.

                      Ultrapar - Price Evolution (UGPA4)

                               [GRAPHIC OMITTED]

Dissenting shareholders can exercise their right of withdrawal up to December 2nd, 2002. Once in possession of this information, the company will ratify the operation, or not.

In case of the Restructuring be approved, Ultrapar must present the 3Q02 Balance Sheet considering the new Corporate Structure, pursuant to the Corporate Law. In this case, Ultrapar's net income would totaled R$ 72.9 million in the 3Q02, compared to the R$ 47.6 million reported.

Upcoming events

Results Release:
On November 18 2002, Ultrapar will host a conference call with investors, to discuss the Company's third quarter 2002 performance and outlook for the future.

Conference Call in Portuguese: 11:00 a.m. (Brasilia time)
Dial-in to pre-register: 55 11 4613-0512 or use website to pre-register: www.ccall.com.br/thomson
Password for participants: 114 + registration number provided at pre-registration (PIN) Please call 5 minutes prior to the conference call time at 55 11 4613-0500 with your password.

Conference Call in English: 9:00 a.m. (New York time)
Dial-in to pre-register:
Calling from Brazil: 11 4613-0512
Calling from abroad: 55 11 4613-0513
or use website: www.ccall.com.br/thomson (Click on version in English) Participant Password: 299 + Personal Identification Number (PIN)
Please call 5 minutes prior to the conference call time, with your password ready.

Connecting Phones:
Calling from Brazil: 11 4613-0503
Calling from the USA: 1-703-788-1236 or 1-866-812-0442 (toll free)

Following the conference calls, replays will be made available through 11/25/02 at the following numbers:

Conference Call in Portuguese:
Phone: 55 11 4613-0501 (Password 114)
Conference Call in English
For participants calling from Brazil: 11 4613-0502
For participants calling from the USA: 1-703-788-1236 or 1-866-812-0442 (Password 299)


ABAMEC: Ultrapar will be making an ABAMEC presentation in Sao Paulo on December 17 2002, to discuss third quarter 2002 results and the Corporate Restructuring.

All financial information has been prepared in accordance with Brazilian corporate law accounting. All figures are given in Brazilian Reais, except on page 21, where they were converted into U.S. dollars, based on the average commercial exchange rate for the corresponding periods.


For further information please contact:
Investor Relations Department
Ultrapar Participacoes S.A.
(55 11) 3177-6513
fbrasil@ultra.com.br
www.ultra.com.br

Relevant Market Information



Focus on Finance                                    3Q02              3Q01            YTD 02           YTD 01
----------------                                    ----              ----            ------           ------
EBITDA  margin Ultrapar .......................      19%               19%               17%              17%
Net income margin Ultrapar ....................       6%                8%                5%               6%


Focus on Productivity                               3Q02              3Q01           YTD  02           YTD 01
---------------------                               ----              ----           ---  --           ------
EBITDA R$/ton Ultragaz (million) ..............      210               148               186              119
EBITDA R$/ton Oxiteno (million) ...............      651               493               445              403


Focus on Human Resources                            3Q02              3Q01           YTD  02          YTD  01
------------------------                            ----              ----           ---  --          ---  --
Number of employees Ultrapar ..................    5,947             5,785             5,947            5,785
Number of employees Ultragaz ..................    4,133             4,101             4,133            4,101
Number of employees Oxiteno ...................      909               905               909              905
Number of employees Ultracargo ................      634               610               634              610


Focus on Capital Markets                                     3Q02           3Q01        YTD  02       YTD  01
------------------------                                     ----           ----        ---  --       ---  --
No. of shares (MM) - Float 28% .......................     53,000         53,000         53,000        53,000
Market Capitalization - R$ million ...................      1,123            890          1,123           890
--------------------------------------------------------------------------------------------------------------
Av.daily trading volume BOVESPA - th.shares ..........     17,049         12,978         33,117        13,906
Av.daily trading volume  BOVESPA- R$ th. .............        351            240            623           262
Av.  BOVESPA price  - R$ / th.shares .................      20.60          18.00          19.35         18.16
--------------------------------------------------------------------------------------------------------------
No. of ADRs(1) on the NYSE (th. ADRs) ................      4,224          7,110          4,224         7,110
Av.daily trading volume NYSE -  ADRs .................     13,934         12,711         24,186        16,009
Av.daily trading volume NYSE- US$ th. ................       90.8           87.6          176.6         134.5
Av.NYSE price - US$ / ADRs ...........................       6.52           6.90           7.50          8.55
--------------------------------------------------------------------------------------------------------------
Av.total(2) daily trading volume - th.shares .........     30,983         25,689         57,303        29,915
Av.total(2)  daily trading volume- R$ th. ............        638            462          1,080           553
--------------------------------------------------------------------------------------------------------------

(1)    1 ADR = 1.000 preferred shares
(2)    Total = BOVESPA + NYSE

                                           ULTRAPAR PARTICIPACOES S/A
                                           CONSOLIDATED BALANCE SHEET
                                      In millions of reais - Corporate law

                                                                      QUARTERS ENDED IN
                                                            --------------------------------------
                                                            September     September          June
                                                            ---------     ---------        -------
                                                              2002           2001            2002
                                                            ---------     ---------        -------
ASSETS
Cash and marketable securities.......................           863.8         736.0          688.6
Trade accounts receivable............................           248.0         173.8          214.8
Inventories..........................................            92.3          85.1           92.6
Other................................................           152.3         128.1          109.6
                                                              -------       -------        -------
Total Current Assets.................................         1,356.4       1,123.0        1.105.6
                                                              -------       -------        -------

Investments..........................................            45.2          85.9           89.7
Property, plant and equipment........................           754.5         709.1          720.5
Deferred charges.....................................            76.7          62.1           74.6
Other long term assets...............................            67.1          41.3           54.6
                                                              -------       -------        -------
Total Long Term Assets...............................           943.5         898.4          939.4
                                                              -------       -------        -------
TOTAL ASSETS.........................................         2,299.9       2,021.4        2,045.0
                                                              =======       =======        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans................................................           223.0         199.6          103.5
Suppliers............................................            68.6         108.7           89.1
Salaries and related contributions...................            54.0          47.2           44.6
Taxes................................................            20.8          10.3           27.8
Other accounts payable...............................            18.8          15.9           23.0
                                                              -------       -------        -------
Total Current Liabilities............................           385.2         381.7          288.0
                                                              -------       -------        -------

Loans................................................           402.0         297.0          316.4
Deferred income tax..................................            39.6          27.2           29.5
Other long term liabilities..........................            79.2          81.6           71.9
                                                              -------       -------        -------
Total Long Term Liabilities..........................           520.8         405.8          417.8
                                                              -------       -------        -------
TOTAL LIABILITIES....................................           906.0         787.5          705.8
                                                              =======       =======        =======

STOCKHOLDER'S EQUITY
Capital..............................................           433.9         433.9          433.9
Revaluation reserve..................................            23.7          27.5           24.9
Revenue reserves.....................................           321.2         131.0          340.7
Retained earnings....................................           114.5         204.9           67.0
                                                              -------       -------        -------
Total Stockholders' Equity...........................           893.3         797.3          866.5
                                                              -------       -------        -------
Minority Interests...................................           500.6         436.6          472.7
                                                              -------       -------        -------
TOTAL STOCKHOLDERS' EQUITY & M.I.....................         1,393.9       1,233.9        1,339.2
                                                              -------       -------        -------

TOTAL LIAB. AND STOCKHOLDERS' EQUITY.................         2,299.9       2,021.4        2,045.0
                                                              =======       =======        =======

Cash.................................................           863.8         736.0          688.6
Debt.................................................           624.9         496.6          419.9
                                                              -------       -------        -------
Net cash (debt)......................................           238.9         239.4          268.7


                                           ULTRAPAR PARTICIPACOES S/A
                                        CONSOLIDATED STATEMENT OF INCOME
                          In millions of reais (except per share data)- Corporate law

                                     --------------------------------    ----------------------
                                             QUARTERS ENDED IN                ACCUMULATED
                                     --------------------------------    ----------------------
                                          SEP        SEP        JUN          SEP          SEP
                                         ----       ----       ----         ----         ----
                                         2002       2001       2002         2002         2001
                                         ----       ----       ----         ----         ----
Net Sales ........................      833.1      617.8      674.3      2,087.0      1,693.2
Cost of goods sold ...............     (608.9)    (447.3)    (512.9)    (1,568.8)    (1,263.3)
Gross profit .....................      224.2      170.5      161.4        518.2        429.9
Operating expenses
Selling ..........................      (32.2)     (29.3)     (27.5)       (84.4)       (80.4)
General and administrative .......      (42.3)     (33.7)     (40.2)      (118.2)       (98.1)
Depreciation and amortization ....      (20.9)     (17.9)     (21.0)       (60.9)       (47.7)
Other operating results ..........        0.1       (0.6)       1.5          2.4         12.4

Income before equity and
financial results ................      128.9       89.0       74.2        257.1        216.1

Financial results
Financial income .................      158.8       74.7       81.4        262.4        150.3
Financial expenses ...............     (126.2)     (68.9)     (58.8)      (198.9)      (144.3)
Taxes on financial activities ....      (12.4)      (7.8)      (7.8)       (27.8)       (20.9)

Equity in earnings (losses) of
affiliates
Affiliates .......................       (1.6)       0.6         --         (0.5)         0.9
Benefit of tax holidays ..........       14.7        7.9        7.7         28.6         21.0
Non-operating income (expense)  ..      (42.8)     (10.6)      (0.4)       (44.6)       (14.4)
Income before taxes ..............      119.4       84.9       96.3        276.3        208.7
Social contribution and income tax      (37.7)     (16.0)     (22.9)       (82.9)       (46.1)
Income before minority interest ..       81.7       68.9       73.4        193.4        162.6
Minority interest ................      (34.1)     (21.9)     (30.8)       (78.9)       (55.3)
Net income .......................       47.6       47.0       42.6        114.5        107.3
                                       ======     ======      =====        =====        =====

EBITDA ...........................      160.1      116.0      104.9        347.4        282.1
Depreciation and amortization ....       31.2       27.0       30.7         90.3         74.7
Investments ......................       67.9       56.4       40.6        140.5        162.0

RATIOS
Earnings/1000 shares .............        0.90       0.89       0.81         2.16         2.02
Net debt/stockholders' equity ....        Na         Na           Na
Net debt/LTM EBITDA ..............        Na         Na           Na
Net interest expense/EBITDA ......        Na         0.02         Na           Na         0.05

Operating margin .................         15%        14%        11%          12%          13%
EBITDA margin ....................         19%        19%        16%          17%          17%

                           ULTRAPAR PARTICIPACOES S/A
                        CONSOLIDATED CASH FLOW STATEMENT
                      In millions of reais - corporate law

                                                                      SEP
                                                               -----------------
                                                                 2002      2001
                                                               -------   -------
Cash Flows from operating activities ........................    382.4    320.5
Net income ..................................................    114.6    107.3
Minority interest ...........................................     78.9     55.3
Depreciation and amortization ...............................     90.3     74.6
Working capital .............................................    (97.4)   (34.1)
Financial expenses (A) ......................................    152.4    107.8
Other .......................................................     43.6      9.6

Cash Flows from investing activities ........................   (147.0)  (169.2)
Additions to property, plant, equipment and deferred charges    (149.5)  (162.0)
Disposals of permanent assets ...............................      3.2      4.0
Acquisition of minority interests (including treasury shares)     (4.8)   (13.8)
Dividends received from affiliates ..........................      3.1      1.3
Other .......................................................      1.0      1.3

Cash Flows from financing activities ........................    (27.6)  (277.6)
Short term debt, net ........................................     52.6     10.7
Issuances ...................................................     61.1     12.0
Debt payments ...............................................    (66.6)   (59.4)
Related companies ...........................................     (1.5)    (1.6)
Dividends paid (B) ..........................................    (60.6)  (240.2)
Other .......................................................    (12.6)     0.9

Net increase (decrease) in cash and cash equivalents ........    207.8   (126.3)
Cash and cash equivalents at the beginning of the period ....    656.0    862.3
                                                                 -----    -----
Cash and cash equivalents at the end of the period ..........    863.8    736.0
                                                                 =====    =====

Supplemental disclosure of cash flow information
Cash paid for interest (C) ..................................     23.4     25.4
Cash paid for taxes on income (C) ...........................     35.9     14.0
Supplier financing of acquisition of property, plant ........      2.8       --

(A) Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B) Including dividends paid by Ultrapar and its subsidiaries.
(C) Included in cash flow from operating activities.
(D) Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.

                           ULTRAGAZ PARTICIPACOES S/A
                           CONSOLIDATED BALANCE SHEET
                      In millions of reais- Corporate law

                                                            QUARTERS ENDED IN
                                                            -----------------
                                                          SEP      SEP      JUN
                                                        ------   ------   ------
                                                         2002     2001     2002
                                                        ------   ------   ------
ASSETS
Cash, marketable securities and related parties ...     165.1    152.4    111.7
Trade accounts receivable .........................     121.8     93.0    122.8
Inventories .......................................      13.2     14.8     17.1
Other .............................................      84.9     68.3     43.7
                                                        -----    -----    -----
Total Current Assets ..............................     385.0    328.5    295.3
                                                        -----    -----    -----

Investments .......................................       1.4      1.3      1.4
Property, plant and equipment .....................     346.4    338.2    339.3
Deferred charges ..................................      73.6     61.6     72.4
Other long term assets ............................      30.9     20.0     31.1
                                                        -----    -----    -----
Total Long Term Assets ............................     452.3    421.1    444.2
                                                        -----    -----    -----
TOTAL ASSETS ......................................     837.3    749.6    739.5
                                                        =====    =====    =====

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans .............................................      54.1     46.2     46.2
Suppliers .........................................      34.5     50.8     56.5
Salaries and related contributions ................      25.8     22.4     23.5
Taxes .............................................       8.9      1.5      7.6
Other accounts payable ............................       2.3      2.9      3.0
                                                        -----    -----    -----
Total Current Liabilities .........................     125.6    123.8    136.8
                                                        -----    -----    -----

Loans and related parties .........................     430.5    403.7    347.3
Deferred income tax ...............................        --       --       --
Other long term liabilities .......................      45.2     38.0     40.4
                                                        -----    -----    -----
Total Long Term Liabilities .......................     475.7    441.7    387.7
                                                        -----    -----    -----
TOTAL LIABILITIES .................................     601.3    565.5    524.5
                                                        =====    =====    =====

STOCKHOLDER'S EQUITY
Capital ...........................................      70.7     42.4     70.7
Revaluation reserve ...............................      22.2     23.3     22.4
Revenue reserves ..................................      50.1     47.6     50.1
Retained earnings .................................      64.7     45.6     46.3
                                                        -----    -----    -----
Total Stockholders' Equity ........................     207.7    158.9    189.5
                                                        -----    -----    -----
Minority Interests ................................      28.3     25.2     25.5
                                                        -----    -----    -----
TOTAL STOCKHOLDERS' EQUITY & M.I ..................     236.0    184.1    215.0
                                                        =====    =====    =====

TOTAL LIAB. AND STOCKHOLDERS' EQUITY ..............     837.3    749.6    739.5
                                                        =====    =====    =====

Cash and related parties ...........................    165.1    152.4    111.7
Debt and related parties ...........................    484.6    449.9    393.5
                                                        -----    -----    -----
Net cash (debt) ....................................   (319.5)  (297.5)  (281.8)

                           ULTRAGAZ PARTICIPACOES S/A
                        CONSOLIDATED STATEMENT OF INCOME
                      In millions of reais- Corporate law

                                      ---------------------------    --------------------
                                           QUARTERS ENDED IN               ACCUMULATED
                                      ---------------------------    --------------------
                                        SEP        SEP       JUN         SEP         SEP
                                       ----       ----      ----        ----        ----
                                       2002       2001      2002        2002        2001
                                       ----       ----      ----        ----        ----
Net Sales ........................     525.9     373.8     471.7     1,388.4     1,015.9
Cost of goods sold ...............    (421.9)   (291.8)   (378.6)   (1,114.9)     (816.4)
Gross profit .....................     104.0      82.0      93.1       273.5       199.5
Operating expenses
Selling ..........................     (17.5)    (17.3)    (17.4)      (49.1)      (45.3)
General and administrative .......     (15.8)    (13.2)    (16.0)      (45.8)      (36.6)
Depreciation and amortization ....     (19.4)    (16.7)    (19.7)      (57.0)      (44.4)
Other operating results ..........       1.0       0.9       1.0         2.4         2.2

Income before equity and
financial results ................      52.3      35.7      41.0       124.0        75.4

Financial results
Financial income .................      66.7      20.8      35.7       102.1        22.5
Financial expenses ...............     (80.1)    (34.4)    (46.8)     (135.4)      (76.9)
Taxes on financial activities ....      (7.4)     (4.2)     (4.6)      (15.8)      (10.0)

Equity in earnings (losses) of
affiliates
Affiliates .......................        --        --      (0.2)       (0.1)         --
Benefit of tax holidays ..........       1.8       0.8       1.4         4.8         0.8
Non-operating income (expense)  ..      (2.4)     (2.6)     (2.4)       (6.2)       (6.3)
Income before taxes ..............      30.9      16.1      24.1        73.4         5.5
Social contribution and income tax      (9.9)     (4.8)     (2.9)      (22.9)        1.1
Income before minority interest ..      21.0      11.3      21.2        50.5         6.6
Minority interest ................      (2.8)     (2.2)     (3.0)       (6.7)       (3.2)
Net income .......................      18.2       9.1      18.2        43.8         3.4
                                      ======     =====    ======      ======      ======

EBITDA ...........................      71.7      52.4      60.7       181.0       119.8
Depreciation and amortization ....      19.4      16.7      19.7        57.0        44.4
Investments ......................      30.1      39.3      23.1        71.9       120.5

RATIOS

Operating margin .................       10%       10%        9%          9%          7%
EBITDA margin ....................       14%       14%       13%         13%         12%

                                       OXITENO S/A - INDUSTRIA E COMERCIO
                                           CONSOLIDATED BALANCE SHEET
                                      In millions of reais- Corporate law

                                                              ------------------------------------
                                                                        Quarters Ended in
                                                              ------------------------------------
                                                                 SEP            SEP           JUN
                                                              -------       -------        -------
                                                                2002           2001          2002
                                                              -------       -------        -------
ASSETS
Cash, marketable securities and related parties......           534.4         489.4          381.8
Trade accounts receivable............................           113.3          70.6           81.1
Inventories..........................................            77.6          69.3           74.2
Other................................................            43.3          36.5           41.1
                                                              -------       -------        -------
Total Current Assets.................................           768.6         665.8          578.2
                                                              -------       -------        -------

Investments..........................................            60.0         100.3          103.9
Property, plant & equipment..........................           311.6         295.8          304.5
Deferred charges.....................................             4.9           3.0            4.3
Other long term assets...............................            25.8          11.7           13.2
                                                              -------       -------        -------
Total Long Term Assets...............................           402.3         410.8          425.9
                                                              -------       -------        -------
TOTAL ASSETS.........................................         1,170.9       1,076.6        1,004.1
                                                              =======       =======        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans................................................           163.5         148.5           52.0
Suppliers............................................            30.3          54.9           29.1
Salaries and related contributions...................            23.2          20.9           17.2
Taxes................................................             8.5           5.2            4.2
Other accounts payable...............................            16.2          12.8           19.7
                                                              -------       -------        -------
Total Current Liabilities............................           241.7         242.3          122.2
                                                              -------       -------        -------

Loans and related parties............................            56.8          74.5           61.3
Deferred income tax..................................            39.6          27.2           29.5
Other long term liabilities..........................            21.6          24.2           20.2
                                                              -------       -------        -------
Total Long Term Liabilities..........................           118.0         125.9          111.0
                                                              -------       -------        -------
TOTAL LIABILITIES....................................           359.7         368.2          233.2
                                                              =======       =======        =======

STOCKHOLDER'S EQUITY
Capital..............................................           343.3         300.0          343.3
Revaluation reserve..................................             5.5           8.4            7.6
Revenue reserves.....................................           339.8         222.4          349.0
Retained earnings....................................           119.3         166.2           67.4
                                                              -------       -------        -------
Total Stockholders' Equity...........................           807.9         697.0          767.3
                                                              -------       -------        -------
Minority Interests...................................             3.3          11.4            3.6
                                                              -------       -------        -------
TOTAL STOCKHOLDERS' EQUITY & M.I.....................           811.2         708.4          770.9
                                                              -------       -------        -------

TOTAL LIAB. AND STOCKHOLDERS' EQUITY.................         1,170.9       1,076.6        1,004.1
                                                              =======       =======        =======

Cash and related parties.............................           534.4         489.4          381.8
Debt and related parties.............................           220.3         223.0          113.3
                                                              -------       -------        -------
Net cash (debt)......................................           314.1         266.4          268.5

                                       OXITENO S/A - INDUSTRIA E COMERCIO
                                        CONSOLIDATED STATEMENT OF INCOME
                                      In millions of reais- Corporate law

                                                  QUARTERS ENDED IN                  ACCUMULATED
                                         --------------------------------       ---------------------
                                           SEP           SEP          JUN           SEP          SEP
                                         -----         -----        -----         -----        -----
                                          2002          2002         2002          2002         2001
                                         -----         -----        -----         -----        -----
Net Sales......................          281.6         226.5        181.3         632.2        625.7

Cost of goods sold
Variable.......................         (145.4)       (122.5)      (101.1)       (344.8)      (352.1)
Fixed..........................          (21.2)        (19.3)       (16.0)        (55.7)       (53.9)
Depreciation and amortization..           (7.4)         (6.8)        (7.3)        (21.8)       (20.2)

Gross profit...................          107.6          77.9         56.9         209.9        199.5

Operating expenses
Selling........................          (14.7)        (11.9)       (10.1)        (35.3)       (35.1)
General and administrative.....          (21.1)        (17.4)       (19.4)        (57.3)       (48.5)
Depreciation and amortization..           (1.1)         (0.8)        (0.9)         (2.7)        (2.3)

Other operating results........           (0.5)          0.4          0.8           0.8          2.0

Income before equity and
financial results..............           70.2          48.2         27.3         115.4        115.6

Financial results
Financial income...............           83.3          37.6         39.3         136.4         82.0
Financial expenses.............          (44.1)        (34.0)       (10.0)        (58.8)       (68.9)
Taxes on financial activities..           (3.8)         (2.4)        (2.3)         (8.6)        (7.6)

Equity in earnings (losses) of
affiliates
Affiliates.....................           (0.6)          1.1          0.7           1.9          2.6
Benefit of tax holidays........           13.4           6.5          5.5          22.8         18.4

Non-operating income (expense).          (40.5)         (7.9)         2.0         (38.4)        (7.9)

Income before taxes............           77.9          49.1         62.5         170.7        134.2

Social contribution and income tax       (25.9)        (15.3)       (17.1)        (51.4)       (38.0)

Income before minority interest           52.0          33.8         45.4         119.3         96.2

Minority interest..............              -             -            -             -            -

Net income.....................           52.0          33.8         45.4         119.3         96.2
                                        ======        ======       ======       =======       ======

EBITDA.........................           78.7          55.8         35.4         139.9        138.1
Depreciation and amortization..            8.5           7.6          8.1          24.5         22.5
Investments....................           14.7          15.2         12.5          38.1         33.0

RATIOS

Operating margin...............            25%           21%          15%           18%          18%
EBITDA margin..................            28%           25%          20%           22%          22%

                                         ULTRACARGO PARTICIPACOES LTDA.
                                           CONSOLIDATED BALANCE SHEET
                                      In millions of reais - Corporate law

                                                    ---------------------
                                                      QUARTERS ENDED IN
                                                    ---------------------
                                                      SEP     SEP     JUN
                                                    -----   -----   -----
                                                     2002    2001    2002
                                                    -----   -----   -----
ASSETS
Cash, marketable securities and related parties      62.2    79.8    76.5
Trade accounts receivable .....................      14.4    11.4    12.0
Inventories ...................................       1.4     1.1     1.4
Other .........................................       2.9     2.2     2.9
                                                    -----   -----   -----
Total Current Assets ..........................      80.9    94.5    92.8
                                                    -----   -----   -----

Investments ...................................       0.3     0.2     0.3
Property, plant & equipment ...................      82.6    59.8    62.7
Deferred charges ..............................       0.5     0.2     0.4
Other long term assets ........................       2.2     1.2     2.3
                                                    -----   -----   -----
Total Long Term Assets ........................      85.6    61.4    65.7
                                                    -----   -----   -----
TOTAL ASSETS ..................................     166.5   155.9   158.5
                                                    =====   =====   =====

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans .........................................       5.4     5.0     5.4
Suppliers .....................................       4.9     3.7     4.3
Salaries and related contributions ............       4.8     3.8     3.8
Taxes .........................................       3.2     3.3    15.8
Other accounts payable ........................       0.2     0.2     0.2
                                                    -----   -----   -----
Total Current Liabilities .....................      18.5    16.0    29.5
                                                    -----   -----   -----

Loans and related parties .....................      25.3    19.9    10.3
Deferred income tax ...........................        --      --      --
Other long term liabilities ...................       6.9    15.9     6.3
                                                    -----   -----   -----
Total Long Term Liabilities ...................      32.2    35.8    16.6
                                                    -----   -----   -----
TOTAL LIABILITIES .............................      50.7    51.8    46.1
                                                    =====   =====   =====

STOCKHOLDER'S EQUITY
Capital .......................................      31.0    31.0    31.0
Revaluation reserve ...........................       0.3     0.6     0.4
Revenue reserves ..............................        --      --      --
Retained earnings .............................      69.1    57.8    66.3
                                                    -----   -----   -----
Total Stockholders' Equity ....................     100.4    89.4    97.7
                                                    -----   -----   -----
Minority Interests ............................      15.4    14.7    14.7
                                                    -----   -----   -----
TOTAL STOCKHOLDERS' EQUITY & M.I ..............     115.8   104.1   112.4
                                                    -----   -----   -----

TOTAL LIAB. AND STOCKHOLDERS' EQUITY ..........     166.5   155.9   158.5
                                                    =====   =====   =====

Cash and related parties ......................      62.2    79.8    76.5
Debt and related parties ......................      30.7    24.9    15.7
                                                    -----   -----   -----
Net cash (debt) ...............................      31.5    54.9    60.8

                         ULTRACARGO PARTICIPACOES LTDA.
                        CONSOLIDATED STATEMENT OF INCOME
                      In millions of reais- Corporate law

                                         QUARTERS ENDED IN        ACCUMULATED
                                      ------------------------  ----------------
                                        SEP      SEP      JUN      SEP      SEP
                                      -----    -----    -----    -----    -----
                                       2002     2001     2002     2002     2001
                                      -----    -----    -----    -----    -----
Net Sales ........................     34.7     26.1     30.1     92.5     76.5

Cost of sales ....................    (22.1)   (15.5)   (18.6)   (57.5)   (45.4)

Gross profit .....................     12.6     10.6     11.5     35.0     31.1
Operating expenses
Selling ..........................       --       --       --       --       --
General and administrative .......     (7.3)    (6.2)    (7.1)   (20.7)   (17.1)
Depreciation and amortization ....     (0.2)    (0.2)    (0.2)    (0.6)    (0.4)

Other operating results ..........      0.1      0.1      0.1      0.3      9.0

Income before equity and
financial results ................      5.2      4.3      4.3     14.0     22.6

Financial results
Financial income .................      0.6      0.5      0.5      2.0      4.3
Financial expenses ...............     (2.0)    (0.5)    (2.1)    (4.6)    (1.5)
Taxes on financial activities ....     (0.4)    (0.2)    (0.3)    (0.9)    (0.7)

Equity in earnings (losses) of
affiliates
Affiliates .......................       --       --     (0.1)    (0.1)    (0.2)
Benefits of tax holidays .........     (0.5)     0.6      0.8      1.0      1.8

Non-operating income (expense)  ..       --       --       --      0.1      0.2

Income before taxes ..............      2.9      4.7      3.1     11.5     26.5

Social contribution and income tax      0.7     (1.4)    (0.8)    (1.8)    (5.5)

Income before minority interest ..      3.6      3.3      2.3      9.7     21.0

Minority interest ................     (0.8)    (0.6)    (0.4)    (1.9)    (2.7)

Net income .......................      2.8      2.7      1.9      7.8     18.3
                                      =====    =====    =====    =====    =====

EBITDA ...........................      8.3      6.7      6.9     22.2     21.0
Depreciation and amortization ....      3.1      2.4      2.6      8.2      7.1
Investments ......................     23.1      2.0      4.9     30.4      8.4

RATIOS

Operating margin .................       15%      16%      14%      15%      30%
EBITDA margin ....................       24%      26%      23%      24%      27%

                           ULTRAPAR PARTICIPACOES S/A
                         CONSOLIDATED INCOME STATEMENT
      In millions of U.S. dollars (except per share data) - Corporate law

                            -------------------------     ----------------
                                 QUARTERS ENDED IN            ACCUMULATED
                            -------------------------     ----------------
                              SEP       SEP       JUN       SEP       SEP
                            -----     -----     -----     -----     -----
                             2002      2001      2002      2002      2001
                            -----     -----     -----     -----     -----
Net Sales
Ultrapar .............      266.2     242.3     269.2     781.1     741.2
Ultragaz .............      168.1     146.6     188.3     519.6     444.7
Oxiteno ..............       90.0      88.8      72.4     236.6     273.9
Ultracargo ...........       11.1      10.2      12.0      34.6      33.5

Operating income
Ultrapar .............       41.2      34.9      29.6      96.2      94.6
Ultragaz .............       16.7      14.0      16.4      46.4      33.0
Oxiteno ..............       22.4      18.9      10.9      43.2      50.6
Ultracargo ...........        1.7       1.7       1.7       5.2       9.9

Operating margin
Ultrapar .............        15%       14%       11%       12%       13%
Ultragaz .............        10%       10%        9%        9%        7%
Oxiteno ..............        25%       21%       15%       18%       18%
Ultracargo ...........        15%       17%       14%       15%       30%

EBITDA
Ultrapar .............       51.2      45.5      41.9     130.0     123.5
Ultragaz .............       22.9      20.6      24.2      67.7      52.4
Oxiteno ..............       25.2      21.9      14.1      52.4      60.5
Ultracargo ...........        2.7       2.6       2.8       8.3       9.2

EBITDA margin
Ultrapar .............        19%       19%       16%       17%       16%
Ultragaz .............        14%       14%       13%       13%       12%
Oxiteno ..............        28%       25%       19%       22%       22%
Ultracargo ...........        24%       26%       23%       24%       27%

Net income
Ultrapar .............       15.2      18.4      17.0      42.9      47.0
Ultragaz .............        5.8       3.6       7.3      16.4       1.5
Oxiteno ..............       16.6      13.3      18.1      44.7      42.1
Ultracargo ...........        0.9       1.1       0.8       2.9       8.0

Net income/1000 shares        0.29      0.35      0.32      0.81      0.89

                                   ULTRAPAR PARTICIPACOES S/A
                              LOANS, CASH AND MARKETABLE SECURITIES
                              In millions of reais - Corporate law

          Loans                           Balance in September/2002
                              ----------------------------------------------------------
                                                                                                                    Maturity and
                                                           Ultrapar         Ultrapar     Index/      Int. Rate %    Amortization
                               Ultragaz Oxiteno Ultracargo Holding  Other Consolidated Currency(*) Minimum Maximum    Schedule
                               -------- ------- ---------- -------- ----- ------------ ----------- ---------------  ------------
Foreign Currency

International Finance
  Corporation - IFC                  -      30.0       -        -       -      30.0       US$        9.4     9.4       Semi-annually
                                                                                                                       until 2003
Unianized loan                    240.4    -           -        -       -     240.4       US$        6.8     7.2       Semi-annually
                                                                                                                       until 2004
Financings of Inventories and
Property Plant & Equipment          5.3      2.8       -        -       -       8.1       US$        8.4    10.2       Semi-annually
                                                                                                                       and Annually
                                                                                                                       until 2003
Export prepayment                    -      27.8       -        -       -      27.8       US$        8.3    16.3
Advances on Foreign Exchange
  Contracts                          -      79.8       -        -       -      79.8       US$        2.6    10.5     Maximum of 199
                                                                                                                   days from hiring
                                                                                                                        date
                  Subtotal        245.7    140.4       -        -       -     386.1
Local Currency

Nacional Bank for Economic        112.1     68.8      4.3       -       -     185.2    TJLP or       1.5     6.5       Monthy and
                                                                                         IGP-M                         semi-annually
                                                                                                                      until 2008
and Social Development - BNDES     26.5      3.6      0.3       -       -      30.4    UMBNDES      10.2    12.1  Monthly until 2007
Agency for Financing Machinery
  and Equipment                     5.6      6.0     11.7       -       -      23.3      TJLP        1.8     4.4  Monthly until 2007
(FINAME)
Onlendings                           -         -        -       -       -        -       TJLP        -           Monthly until 2002

                  Subtotal        144.2     78.4     16.3       -       -     238.9

                      Total       389.9    218.8     16.3       -       -     625.0

Composition per Annum

            Up to 1 Year           54.0    163.6      5.4       -       -     223.0
          From 1 to 2 Years       275.3     26.7      4.8       -       -     306.8
          From 2 to 3 Years        30.4     11.6      2.9       -       -      44.9
          From 3 to 4 Years        20.9      9.2      2.1       -       -      32.2
          From 4 to 5 Years         9.1      6.1      1.1       -       -      16.3
          From 5 to 6 Years         0.2      1.6       -        -       -       1.8

                      Total       389.9    218.8     16.3       -       -     625.0

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies
--------------------------------------------------------------------------------

                                                  Balance in September/2002
                               ----------------------------------------------------------
                                                             Ultrapar         Ultrapar
                               Ultragaz   Oxiteno Ultracargo  Holding  Other Consolidated

   Cash and marketable
        securities                159.7     534.4     18.2     95.3    56.2    863.8

                                                                         Item 2


FEDERAL PUBLIC SERVICE                                                                                          Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                           September 30, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE
INFORMATION PROVIDED.
------------------------------------------------------------------------------------------------------------------------------------


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM Code        2 - Company Name                                3 - Corporate Taxpayer Number  (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------
4 - State Registration Number - NIRE
35.300.109.724
------------------------------------------------------------------------------------------------------------------------------------

01.02 - HEAD OFFICE
------------------------------------------------------------------------------------------------------------------------------------
1 - FULL ADDRESS                             2 - DISTRICT
Av. Brigadeiro Luiz Antonio, 1343 -  8 Bela Vista
andar
------------------------------------------------------------------------------------------------------------------------------------
3 - POSTAL CODE                              4 - MUNICIPALITY                                       5 - STATE
01317-910                                    Sao Paulo                                              SP
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE                  9 - TELEPHONE            10 - TELEX
11                      3177-6513                   3177-6764                      3177-6475                0000-0000
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13 - FAX                       14 - FAX
11                      3177-6107                   3177-6246                      0000-0000
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
invest@ultra.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.03 - INVESTOR RELATIONS DIRECTOR (Company Mail Address)
------------------------------------------------------------------------------------------------------------------------------------
1 - NAME                         2 - FULL ADDRESS
Fabio Schvartsman                Av. Brigadeiro Luiz Antonio, 1343 - 9 andar
------------------------------------------------------------------------------------------------------------------------------------
3 - DISTRICT                     4 - POSTAL CODE                        5 - MUNICIPALITY                    6 - STATE
Bela Vista                       01317-910                              Sao Paulo                           SP
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE                  10 - TELEPHONE           11 - TELEX
11                      3177-6482                   0000-0000                      0000-0000                0000-0000
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                       15 - FAX
11                      287-1931                    0000-0000                      0000-0000
------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
fabiosch@ultra.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.04 - REFERENCE/ AUDITOR
------------------------------------------------------------------------------------------------------------------------------------
CURRENT YEAR                    CURRENT QUARTER                                 PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------
1 - BEGINNING     2 - END       3 - QUARTER   4 - BEGINNING     5 - END         6 - QUARTER   7 - BEGINNING    8 - END
------------------------------------------------------------------------------------------------------------------------------------
01.01.2002        12.31.2002    3RD           07.01.2002        09.30.2002      2ND           04.01.2002       06.30.2002
------------------------------------------------------------------------------------------------------------------------------------
9 - AUDITORS' NAME/CORPORATE NAME                                               10 - CVM CODE
------------------------------------------------------------------------------------------------------------------------------------
Deloitte Touche Tohmatsu Auditores Independentes                                00385-9
------------------------------------------------------------------------------------------------------------------------------------
11 - IN-CHARGE ACCOUNTANT                                                       12 -INDIVIDUAL TAXPAYER NUMBER (CPF) OF THE
                                                                                IN-CHARGE ACCOUNTANT
------------------------------------------------------------------------------------------------------------------------------------
Altair Tadeu Rossato                                                            060.977.208-23
------------------------------------------------------------------------------------------------------------------------------------


                                                                  1


01.05 - CAPITAL COMPOSITION
------------------------------------------------------------------------------------------------------------------------------------
               Number of shares                      Current quarter               Prior quarter        Same quarter of prior year
                  (THOUSAND)                            09.30.2002                    06.30.2002                09.30.2001
------------------------------------------------------------------------------------------------------------------------------------
Paid-in Capital
------------------------------------------------------------------------------------------------------------------------------------
1 - Common                                              37,984,012                   37,984,012                   37,984,012
------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                           15,015,988                   15,015,988                   15,015,988
------------------------------------------------------------------------------------------------------------------------------------
3 - Total                                               53,000,000                   53,000,000                   53,000,000
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                                       0                            0                            0
------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                               20,200                       20,200                            0
------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                                   20,200                       20,200                            0
------------------------------------------------------------------------------------------------------------------------------------

01.06 - CHARACTERISTICS OF THE COMPANY
------------------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
------------------------------------------------------------------------------------------------------------------------------------
2 - SITUATION
Operating
------------------------------------------------------------------------------------------------------------------------------------
3 - NATURE OF OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
4 - ACTIVITY CODE
------------------------------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Industrial, commercial and other
------------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF CONSOLIDATION
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Unqualified
------------------------------------------------------------------------------------------------------------------------------------

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              2 - Corporate Taxpayer Number (CNPJ) 3 - CORPORATE NAME
                      -
------------------------------------------------------------------------------------------------------------------------------------

                                                                 2


01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - EVENT                  3 - APPROVAL       4 - AMOUNT         5 - BEGINNING OF   6 - TYPE OF     7 - AMOUNT PER SHARE
                                                                           PAYMENT            SHARE
01        RCA                        08.06.2002         Dividends          09.03.2002                         0.0003671120
02        RCA                        08.06.2002         Dividends          09.03.2002         ON              0.0004038230
                                                                                              PN
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              2 - DATE OF                              4 - AMOUNT OF                             7 - NUMBER OF    8 - SHARE PRICE ON
1 - ITEM         CHANGE       3 - AMOUNT OF CAPITAL        CHANGE         5 - ORIGIN OF CHANGE   SHARES ISSUED       ISSUANCE DATE
                                (IN THOUSANDS OF      (IN THOUSANDS OF                             (THOUSAND)         (IN REAIS)
                                     REAIS)                REAIS)
------------------------------------------------------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS DIRECTOR
------------------------------------------------------------------------------------------------------------------------------------
1 - DATE           2 - SIGNATURE
10.23.2002
------------------------------------------------------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (R$ thousands)

-------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                      09.30.2002     06.30.2002
                                                     (unaudited)    (unaudited)
-------------------------------------------------------------------------------
1               Total assets                           970,828        948,989
1.01            Current assets                         110,105        131,695
1.01.01         Cash and cash equivalents               95,264        116,271
1.01.01.01      Cash and banks                             142             82
1.01.01.02      Temporary cash investments              95,122        116,189
1.01.02         Receivables                                  0              0
1.01.02.01      Trade accounts receivable                    0              0
1.01.03         Inventories                                  0              0
1.01.04         Other                                   14,841         15,424
1.01.04.01      Recoverable taxes                       14,821         15,424
1.01.04.02      Other                                       20              0
1.02            Noncurrent assets                       29,522         29,689
1.02.01         Accounts receivable                          0              0
1.02.02         Receivables from related parties        27,536         27,883
1.02.02.01      Affiliates                                   0              0
1.02.02.02      Subsidiaries                            27,456         27,817
1.02.02.03      Other related parties                       80             66
1.02.03         Other                                    1,986          1,806
1.02.03.01      Deferred income tax                      1,986          1,806
1.03            Permanent assets                       831,201        787,605
1.03.01         Investments                            831,198        787,605
1.03.01.01      Investments in affiliates                    0              0
1.03.01.02      Investments in subsidiaries            831,012        787,419
1.03.01.03      Other investments                          186            186
1.03.02         Property, plant and equipment                0              0
1.03.03         Deferred charges                             3              0
-------------------------------------------------------------------------------

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

-----------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                09.30.2002      6.30.2002
                                                               (unaudited)    (unaudited)
-----------------------------------------------------------------------------------------
2             Total liabilities and stockholders' equity         970,828        948,989
2.01          Current liabilities                                    573            473
2.01.01       Loans and financing                                      0              0
2.01.02       Debentures                                               0              0
2.01.03       Suppliers                                              374            309
2.01.04       Taxes payable                                            0              0
2.01.05       Dividends                                               12             11
2.01.06       Provisions                                             187            153
2.01.07       Payables to related parties                              0              0
2.01.08       Other                                                    0              0
2.02          Long-term liabilities                               77,074         82,133
2.02.01       Loans and financing                                      0              0
2.02.02       Debentures                                               0              0
2.02.03       Provisions                                           5,333          4,908
2.02.03.01    Other taxes                                          5,333          4,908
2.02.04       Payables to related parties                         71,741         77,225
2.02.05       Other                                                    0              0
2.03          Deferred income                                          0              0
2.05          Stockholders' equity                               893,181        866,383
2.05.01       Capital                                            433,857        433,857
2.05.02       Capital reserves                                         0              0
2.05.03       Revaluation reserves                                23,659         24,855
2.05.03.01    Own assets                                               0              0
2.05.03.02    Subsidiaries/ affiliates                            23,659         24,855
2.05.04       Profit reserves                                    339,776        339,776
2.05.04.01    Legal                                               17,431         17,431
2.05.04.02    Statutory                                                0              0
2.05.04.03    For contingencies                                        0              0
2.05.04.04    Unrealized profit                                        0              0
2.05.04.05    Retention of profits                               322,743        322,743
2.05.04.06    Special for undistributed dividends                      0              0
2.05.04.07    Other profit reserves                                (398)          (398)
2.05.04.07.01 Treasury shares                                      (398)          (398)
2.05.05       Retained earnings/accumulated deficit               95,889         67,895

03.01 - STATEMENT OF INCOME (R$ thousands) (unaudited)

-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                    3 - 07.01.2002   4 - 01.01.2002   5 - 07.01.2001   6 - 01.01.2001
                                                                   to 09.30.2002    to 09.30.2002    to 09.30.2001    to 09.30.2001
-----------------------------------------------------------------------------------------------------------------------------------
3.01           Gross sales and services                                        0                0                0                0
3.02           Deductions from gross sales and services                        0                0                0                0
3.03           Net sales and services                                          0                0                0                0
3.04           Cost of sales and services                                      0                0                0                0
3.05           Gross profit                                                    0                0                0                0
3.06           Operating income/expenses                                  49,197          118,062           39,811          106,473
3.06.01        Selling                                                         0                0                0                0
3.06.02        General and administrative                                   (514)          (1,779)            (674)          (2,500)
3.06.03        Financial                                                   4,911           10,331            9,923           29,083
3.06.03.01     Financial income                                            5,459           11,770           10,532           30,939
3.06.03.02     Financial expenses                                           (548)          (1,439)            (609)          (1,856)
3.06.03.02.01  CPMF/IOF/PIS/COFINS (taxes on financial                      (541)          (1,423)            (609)          (1,853)
               transactions)
3.06.03.02.02  Other expenses                                                 (7)             (16)               0               (3)
3.06.04        Other operating income                                        449            1,816              424            1,944
3.06.05        Other operating expenses                                        0                0                0                0
3.06.06        Equity in subsidiaries and affiliates                      44,351          107,694           30,138           77,946
3.07           Income from operations                                     49,197          118,062           39,811          106,473
3.08           Nonoperating income (expenses)                                  0               (3)               0                0
3.08.01        Income                                                          0                0                0                0
3.08.02        Expenses                                                        0               (3)               0                0
3.09           Income before taxes and profit sharing                     49,197          118,059           39,811          106,473
3.10           Provision for income and social contribution taxes         (1,821)          (3,894)           6,754                0
3.11           Deferred income tax                                           180              397              456              832
3.12           Statutory profit sharing/contributions                          0                0                0                0
3.12.01        Profit sharing                                                  0                0                0                0
3.12.02        Contributions                                                   0                0                0                0
3.13           Reversal of interest on capital                                 0                0                0                0
3.15           Net income                                                 47,556          114,562           47,021          107,305
               Number of shares, excluding treasury shares (in        52,979,800       52,979,800       53,000,000       53,000,000
               thousands)
               Earnings per share                                        0.00090          0.00216          0.00089          0.00202
               Loss per share                                                  0                0                0                0
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information (unaudited)

1    Operations

     The Company is engaged in investing in commercial and industrial activities, including the subscription or acquisition of shares and quotas of other companies and other similar activities.

     Through its subsidiaries, the Company operates in distribution of liquid petroleum gas (LPG) in Brazil, in production of chemical and petrochemical products, and in transportation and storage of LPG and chemical products.

2    Presentation of the Quarterly Information

     As established by Brazilian Securities Commission (CVM) Instruction No. 248, of March 29, 1996, and CVM Guidance Opinion No. 29, of April 11, 1996, the Quarterly Information (ITR) is being presented in accordance with the Brazilian Corporate Law.

3    Accounting Practices and Consolidation Criteria

     In the preparation of the quarterly information (ITR), the Company has used the same accounting practices adopted in the preparation of the financial statements as of December 31, 2001, which are in accordance with the standards established by the Brazilian Securities Commission (CVM) and comply with the principles established by the Brazilian Corporate Law.

3.1  Consolidation Criteria

     The consolidated financial statements were prepared in accordance with the basic consolidation principles of the Brazilian Corporate Law and the standards established by the Brazilian Securities Commission (CVM) and include the following direct and indirect subsidiaries:

                                                                         Ownership interest - %
                                                                     ------------------------------
                                                                       Direct             Indirect
                                                                     ----------          ----------

     Ultragaz Participacoes S.A.                                         77
        Companhia Ultragaz S.A.                                                              66
        Bahiana Distribuidora de Gas Ltda.                                                   77
        Utingas Armazenadora S.A.                                                            43
        LPG International Inc.                                                               77

     Ultraquimica Participacoes S.A.                                    100
        Ultraquimica Florestal Ltda.                                                        100
        Melamina Ultra S.A. Industria Quimica                                                93
        Oleoquimica do Nordeste Ltda.                                                       100
        Oxiteno S.A. Industria e Comercio                                                    48
            Camacari Renovada S.A.                                                           48
            Oxiteno Nordeste S.A. Ind. e Com.                                                47
            Oxiteno International Co.                                                        48
                   Oxiteno Overseas Co.                                                      48

     Ultracargo Participacoes Ltda.                                     100
        Transultra - Armazenamento e Transporte Especializado Ltda.                         100
        Terminal Quimico de Aratu S.A. - Tequimar                                            89

     Ultratecno Participacoes Ltda.                                     100

     Ultradata S/C Ltda.                                                100

     Imaven Imoveis e Agropecuaria Ltda.                                100
        Imaven Importadora e Exportadora Ltda.                                               98

     Intercompany balances and transactions were eliminated in consolidation. Minority interest in subsidiaries is presented in separate captions in the consolidated financial statements.

     The Extraordinary Shareholders' Meeting (ESM), held on December 26, 2001, approved the going-private process of the indirect subsidiary Oxiteno Nordeste S.A. - Industria e Comercio, through cancellation of its registration with the Brazilian Securities Commission (CVM).

     In March 2002, the parent company Oxiteno S.A. made a public offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste. This public offer was concluded on April 16, 2002 with the acquisition of 93,871 shares of Oxiteno Nordeste by Oxiteno S.A., representing approximately 73.3% of the shares held by minority shareholders. Oxiteno S.A., which previously held 97% of the total capital of Oxiteno Nordeste, started holding a 98.9 ownership interest.

     On May 22, 2002, the registration as a public company of Oxiteno Nordeste S.A. - Industria e Comercio with the Brazilian Securities Commission (CVM) was cancelled.

4    Temporary Cash Investments

     Financial investments, contracted with Banks of good standing, are composed basically of Securities and Funds linked to the Interbank Deposit Certificate (CDI) rate and exchange rate hedges, which are recorded at costs plus accrued gain or loss (on a pro rata temporis basis).

                                              Company                    Consolidated
                                    -----------------------------  --------------------------
                                     09.30.2002     06.30.2002     09.30.2002    06.30.2002
                                    -------------- --------------  ------------  ------------

     Securities and funds                  95,122        116,189       595,782       536,064
     US$ investments (*)                        -              -       140,387       103,220
     US$ denominated Securities                 -              -             -         2,720
     Exchange rate hedge (**)                   -              -        76,684         7,828
                                    -------------- --------------  ------------  ------------
                                           95,122        116,189       812,853       649,832
                                    ============== ==============  ============  ============

     (*) Investments of the indirect subsidiary Oxiteno Overseas Co., mainly in "money market" funds.

     (**) Swap operations for which the resulting gain or loss is recorded. The total notional amount hedged through these swaps amounts to US$ 91,395.

5    Inventories

                                                Consolidated
                                   ---------------------------------------
                                      09.30.2002           06.30.2002
                                   ------------------   ------------------

     Finished products                        51,628               54,506
     Raw materials                            22,121               15,758
     Liquid petroleum gas (LPG)                6,038                9,974
     Cylinders for resale                      3,060                3,030
     Consumption materials                     9,416                9,350
                                   ------------------   ------------------
                                              92,263               92,618
                                   ==================   ==================

6    Recoverable Taxes

     Represented, substantially, by credit balances of ICMS (State VAT), IPI (Federal VAT) and prepaid income and social contribution taxes, available for offset of future taxes.

                                                        Consolidated
                                           ---------------------------------
                                             09.30.2002         06.30.2002
                                           --------------     --------------
     Income and social contribution taxes        61,533             51,349
     ICMS (State VAT)                            32,738             31,702
     IPI (Federal VAT)                              256                717
     Other                                        1,017              1,361
                                           --------------     --------------
                                                 95,544             85,129
                                           ==============     ==============

7    Related-Party Balances and Transactions (consolidated)

                                                                       Loans                  Trade transactions
                                                           ------------------------------ ---------------------------
                                                               Assets       Liabilities    Receivable     Payable
                                                           --------------- -------------- ------------- -------------

     Serma Associacao dos Usuarios de Equipamentos de
         Processamentos de Dados e Servicos Correlatos                448          2,558             -             -
     Associacao dos Proprietarios e Locatarios EEI EMI                372              -             -             -
     Associacao dos Usuarios do Sistema de Comunicacao e do
         Edificio Ernesto Igel                                        376              -             -             -
     Petroquimica Uniao S.A.                                            -              -             -         3,102
     Oxicap Industria de Gases Ltda.                                    -              -             -           384
     Agip do Brasil S.A.                                                -              -           197             -
     Quimica da Bahia Industria e Comercio S.A.                         -          6,534             -             -
     Petroleo Brasileiro S.A. - Petrobras                               -              -             -        19,136
     Servgas Distribuidora de Gas S.A.                                  -              -            72             -
     Metalurgica Plus S.A.                                              -            257             -             -
     Petrogaz Distribuidora S.A.                                        -              -           117             -
     Copagaz Distribuidora  de Gas S.A.                                 -              -           246             -
     Nacional Gas Butano Distribuidora S.A.                             -              -           248             -
     Minasgas S.A.Distribuidora de Gas Combustivel                      -              -            44             -
     Onogas S.A. Comercio e Industria                                   -              -            19             -
     Braskem S.A.                                                       -              -             -         9,896
     Supergasbras Distribuidora de Gas S.A.                             -              -           131             -
     Cia. Termeletrica do Planalto Paulista - TPP                   1,013              -             -             -
     Plenogas - Distribuidora de Gas S.A.                               -          1,136             -             -
     Cetrel S.A. Empresa de Protecao Ambiental                          -              -             -            37
     Ultra S.A. Participacoes                                          14              -             -             -
                                                           --------------- -------------- ------------- -------------
     Total as of  September 30, 2002                                2,223         10,485         1,074        32,555
                                                           =============== ============== ============= =============

     Total as of June 30, 2002                                      1,814         10,991           867        56,149
                                                           =============== ============== ============= =============

                                                      ------------------------------------------------------------
                                                                   Transactions
                                                      ---------------------------------------      Financial
                                                            Sales              Purchases        income (expense)
                                                      ------------------   ------------------  -------------------

     Petroquimica Uniao S.A.                                        -               41,765                    -
     Onogas S.A. Industria e Comercio                              17                    -                    -
     Cetrel S.A. Empresa de Protecao Ambiental                      -                  732                    -
     Oxicap Industria de Gases Ltda.                               11                3,338                    -
     Agip do Brasil S.A.                                        2,451                    -                    -
     Quimica da Bahia Industria e Comercio S.A.                     8                    1                (475)
     Petroleo Brasileiro S.A. - Petrobras                          26              929,745                    -
     Servgas Distribuidora de Gas S.A.                            591                    -                    -
     Petrogaz Distribuidora S.A.                                  426                    -                    -
     Tegal - Terminal de Gases Ltda.                                -                  106                    -
     Copagaz Distribuidora  de Gas S.A.                           875                    -                    -
     Minasgas S.A. distribuidora de Gas Combustivel               373                    -                    -
     Braskem S.A.                                              24,212              169,015                    -
     Supergasbras Distribuidora de Gas S.A.                     1,502                    -                    -
     Cia. Termeletrica do Planalto Paulista - TPP                   -                    -                  100
                                                      ------------------   ------------------  -------------------
     Total as of  September 30, 2002                           30,492            1,144,702                (375)
                                                      ==================   ==================  ===================

     Total as of  September 30, 2001                            6,428              920,131                (340)
                                                      ==================   ==================  ===================

     The loan balances with Quimica da Bahia Industria e Comercio S.A. and Cia. Termeletrica do Planalto Paulista - TPP are restated based on the Long-term Interest Rate (TJLP). The other loans are not subject to financial charges nor to a specified maturity date. The purchase and sale transactions refer mainly to the acquisition of raw material, inputs and storage services, which were carried out under usual market prices and conditions.

8    Income and Social Contribution Taxes

     a.   Deferred income and social contribution taxes

          The Company and its subsidiaries recognize tax credits and debits, which are not subject to expiration periods, arising from tax losses, temporary additions, social contribution tax loss carryforwards and revaluation of property items, among others. Credits are contingent on the continuity of profitability of their operations. Management expects to realize these credits over a maximum period of 3 years. The deferred income and social contribution taxes are presented in the following main groups:

                                                               Company                    Consolidated
                                                    ----------------------------------------------------------
                                                      09.30.2002      06.30.2002    09.30.2002    06.30.2002
                                                    --------------- -------------- ------------- -------------
         Noncurrent assets
             Deferred income and social
               contribution taxes on:
             Income earned abroad                              -               -           217          397
             Deductible provisions for fiscal basis
                when the expense are incurred              1,986           1,806        49,236       35,604
             Tax losses and social contribution tax
               loss carryforwards                              -               -         3,451        3,310
                                                    --------------- -------------- ------------- -------------
                                                           1,986           1,806        52,904       39,311
                                                    =============== ============== ============= =============

         Long-term liabilities
            Deferred income and social contribution taxes on:
             Revaluation of property items                     -               -         2,210        2,308
             Income earned abroad                              -               -        37,343       27,197
                                                    --------------- -------------- ------------- -------------
                                                               -               -        39,553       29,505
                                                    =============== ============== ============= =============

          b. Reconciliation of income and social contribution taxes in the statement of income

               Income and social contribution taxes are reconciled to official tax rates as follows:

                                                            Company                     Consolidated
                                                 ------------------------------ ---------------------------

                                                   09.30.2002    09.30.2001     09.30.2002      09.30.2001
                                                 --------------- -------------- ------------- -------------
         Income before taxes, equity in
             subsidiaries and affiliates and
             minority interest                         10,365        28,527        248,261         186,823

         Official tax rates - %                         34.00         34.00          34.00           34.00
                                                 --------------- -------------- ------------- -------------

         Income and social contribution taxes at
         official rates                                (3,524)       (9,699)       (84,408)        (63,520)

         Adjustments to the effective tax rate:
             Operating provisions and non
               deductible expenses/non
               taxable revenues                            27            (9)        (1,557)          2,602
             Adjustment to estimated earnings               -             -          2,484           2,520
             Realization of inflationary profit             -             -              -           1,997
                Interests on the own capital                -        10,540                         10,540
             Other                                          -             -           (352)           (730)
                                                 --------------- -------------- ------------- -------------
         Income and social contribution taxes
           before tax benefits                         (3,497)          832        (83,833)        (46,591)

         Tax benefits
           Workers' meal program                            -             -            871             236
           Cultural incentives                              -             -             77             216
                                                 --------------- -------------- ------------- -------------

         Income and social contribution taxes in
           the statement of income                     (3,497)          832        (82,885)        (46,139)
                                                 =============== ============== ============= =============


         Current                                       (3,894)            -        (92,926)        (47,443)
         Deferred                                         397           832         10,041           1,304

          c.   Tax exemption

               The following indirect subsidiaries received full exemption from federal income tax under a governmental program for the development of the Northeast Region, as follows:

                                                                                                         Expiration
               Subsidiary                                           Units              Exemption - %        date
               -----------------------------------        --------------------------   -------------     ----------

               Oxiteno Nordeste S.A. - Industria e        Camacari plant
               Comercio                                                                     100            2006

               Bahiana Distribuidora de Gas Ltda.         Mataripe base                     100            2003
                                                          Juazeiro base                     100            2004
                                                          Suape base                        100            2007

               Terminal Quimico de Aratu - Tequimar       Aratu terminal                    100            2003
                                                          Suape terminal (except
                                                            acetic acid and butadiene
                                                            products)                       100            2005

               The tax benefit generated by the full exemption from income tax in incentive-based activities was recorded in a specific capital reserve, in stockholders' equity, of the companies benefited by the incentive, and recognized in the company's equity in subsidiaries and affiliates, as shown in Note 9.

9    Investments in Subsidiaries

                                                                         Equity in subsidiaries and
                                                  Investments                    affiliates
                                          ---------------------------- -------------------------------
                                            09.30.2002    06.30.2002     09.30.2002      09.30.2001
                                          -------------- ------------- ---------------- --------------
     Ultragaz Participacoes S.A.                160,122       146,083         33,659           2,630

     Ultraquimica Participacoes S.A.            516,334       490,823         62,357          53,813

     Ultracargo Participacoes S.A.              100,422        97,727          7,877          18,226

     Ultratecno Participacoes S.A.                8,685         8,700           (98)           (661)

     Ultradata S/A Ltda.                          4,733         4,600            314             180

     Imaven Imoveis e Agropecuaria Ltda.         40,716        39,486          3,585           3,758
                                          -------------- ------------- ---------------- --------------
                                                831,012       787,419        107,694          77,946
                                          ============== ============= ================ ==============


     In the consolidated financial statements, the investments of the indirect subsidiary Oxiteno S.A. Industria e Comercio in the affiliates Oxicap Industria de Gases Ltda. , Fabrica Carioca de Catalisadores S.A. and Quimica da Bahia Industria e Comercio S.A., are carried under the equity method based on their financial statements as of August 31, 2002, and the investment in the related company Nordeste Quimica S.A . - Norquisa is carried under the equity method through July 31, 2001, based on the influence in the administration of this investee affairs as established by CVM Instruction No. 247/96, deduced by an impairment charge in the amount of R$ 40,551 (see note 21).

     The Company's share in the increases in equity of the indirect subsidiaries Bahiana Distribuidora de Gas Ltda., Oxiteno Nordeste S.A. Industria e Comercio and Terminal Quimico de Aratu S.A. - Tequimar, arising from tax exemptions, are reflected in income for the year, by means of equity in subsidiaries and affiliates. The calculated amounts are R$ 14,678 for the quarter and R$ 28,592 for the nine-month period ended September 30, 2002 (2001 - R$ 7,923 for the quarter and R$ 21,003 for the nine-month period).

10   Property, Plant and Equipment (consolidated)

                                                  09.30.2002                      06.30.2002
                                  ---------------------------------------------  -------------
                                                                                                   Annual
                                    Revalued      Accumulated      Net book        Net book     depreciation
                                      cost        depreciation       value          value         rates - %
                                  -------------- ----------------  ------------  -------------  --------------
     Land                               39,584                -        39,584          39,480         -
     Buildings                         317,342          106,701       210,641         202,337         4
     Machinery and equipment           753,852          366,516       387,336         378,758      5 to 10
     Vehicles                          104,697           68,742        35,955          28,995     20 to 30
     Furniture and fixtures             11,175            3,902         7,273           6,902        10
     Construction in progress           29,118                -        29,118          33,031         -
     Imports in transit                  3,910                -         3,910           3,743         -
     Other                              64,721           24,045        40,676          27,289     10 to 20
                                  -------------- ----------------  ------------  -------------
                                     1,324,399          569,906       754,493         720,535
                                  ============== ================  ============  =============


     Construction in progress refers basically to refurbishment of the subsidiaries' plants, and imports in transit refer mainly to import of equipment and parts for the Ultrasystem project (installation of small and medium-sized LPG in commercial and residential customers).

     On July 11, 2002 the indirect subsidiary Terminal Quimico de Aratu S.A. - Tequimar won the auction, and has already signed a contract, for the use of the site on which it operates its Aratu facility. This right is good for the next 20 years, renewable automatically for an equal period. The goodwill paid by Tequimar amounted to R$ 12 million, and will be amortized over the period of 40 years, corresponding to an annual amortization of R$ 300 thousand. In the course of this negotiation Tequimar obtained a reduction of R$ 150 thousand in the annual cost of leasing the area.

11   Deferred Charges (consolidated)

     Represented, substantially, by costs incurred in the implementation of system modernization projects in the amount of R$ 16,396 (as of June 30, 2002-R$ 13,889), which will be amortized over five to ten years, and in the installation of the Ultrasystem equipment in third parties' premises in the amount of R$ 57,836 (as of June 30, 2002-R$ 58,194), which will be amortized over the contractual periods of LPG supply to these customers.

12   Financing (consolidated)

                                                                                  Index/       Interest rate -%
                    Description                   09.30.2002    06.30.2002       Currency          per annum
     ------------------------------------------- ------------- -------------- ------------- ------------------------
      Foreign currency:
        International Finance Corporation - IFC     30,011        21,405           US$         9.4
        Syndicated loan                            240,390       172,416           US$         6.8 to 7.2
        Financing for inventories and
     property,
            plant and equipment                      8,141         6,881           US$         8.4 to 10.2
        Export prepayment                           27,807             -           US$         8.3 to 16.3
        Advances on foreign exchange contracts      79,786         9,723           US$         2.5 to 10.5
                                                 ------------- -------------
                                                   386,135       210,425
                                                 ------------- -------------

     Local currency
        National Bank for Economic and Social      185,201       171,238      TJLP and IGP-M   1.5 to 6.5
           Development - BNDES                      30,345        15,078         UMBNDES       10.2 to 12.1
          FINAME                                    23,247        22,754           TJLP        1.8 to 4.5
         Onlending operations                            -           393           TJLP        4.0
         Other                                          18            22                       Variable
                                                 ------------- -------------
                                                   238,811       209,485
                                                 ------------- -------------

     Total financing                               624,946       419,910
                                                 ------------- -------------

     Current liabilities                          (222,973)     (103,502)
                                                 ------------- -------------

     Long-term liabilities                         401,973       316,408
                                                 ============= =============


     TJLP - Long term interest rate/ IGP-M - General Market Price Index/ UMBNDES - BNDES monetary unit FINAME - Government Agency for Machinery and Equipment Financing

     The long-term portion matures as follows:

                               09.30.2002     06.30.2002
                              ------------- -------------

     From 1 to 2 years          306,855        64,594
     From 2 to 3 years           44,874       210,697
     From 3 to 4 years           32,249        25,175
     Over 4 years                17,995        15,942
                              ------------- -------------
                                401,973       316,408
                              ============= =============

     In June 1997, the indirect subsidiary Companhia Ultragaz S.A. issued US$60 million of eurobonds, maturing in 2005 and with call/put options exercisable in 2002. In June 2002, the indirect subsidiary LPG International Inc. exercised the call option for these securities by using funds from a syndicated loan maturing in August 2004.

13   Other Taxes - Long-term Liabilities (consolidated)

     The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS (taxes on revenue) without considering the changes introduced by Law No. 9,718/98. The Companies are questioning the increase of 1% in the COFINS rate, as well as the levy of these taxes on other revenues. However, the main questioning refers to the collection of these taxes, through the tax substitution system, from the indirect subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gas Ltda. by the refining company that supplies LPG. The tax substitution, which increased the calculation basis of PIS and COFINS by four times the LPG price practiced by the refining companies, was in effect until June 30, 2000, when the rate of these taxes was increased in the refining companies and reduced to zero for the distributing companies. The amounts that were not paid, due to the changes introduced by Law No. 9,718/98, were recorded in the financial statements of the Company and of the indirect subsidiaries totaling R$ 64,181 (as of June 30, 2002- R$ 57,058).

     The indirect subsidiary Terminal Quimico de Aratu SA - Tequimar obtained a favorable decision in the lawsuit that questioned the collection of the social contribution on income introduced by Law No. 7,689/88. The favorable decision to the subsidiary was final and unappeallable, however the Federal Government filed a motion for new trial to revert the previous decision. However, based on legal counsel and the outcome of recent cases presented to the Federal Supreme Court (STF), the indirect subsidiary made the decision to pay this contribution on July 31, 2002 using the tax amnesty as per Provisional Measure n 38 of May 14, 2002 and Regulation (SRF/PGFN) n 900 of July 19, 2002.

14   Shareholders' Equity

     a.   Capital

     The subscribed and paid-in capital is R$ 433,857, represented by 53,000,000,000 shares without par value, of which 37,984,012,500 are common shares and 15,015,987,500 are preferred shares (as of September 30, 2002 - 4,223,947,000 preferred shares were outstanding in the foreign market in the American Depositary Receipts - ADRs form).

     The preferred shares are non-convertible into common shares, are non-voting, and entitle their holders to minimum dividends at least 10% higher than those attributable to common shares, and priority in capital reimbursement, without premium, in the liquidation of the company.

     b.   Treasury shares

     The Company was authorized to acquire its own shares at market price, without capital reduction, to be kept in treasury.

     In the second quarter 20,200,000 preferred shares were acquired, at the average price of R$ 19.67 per thousand shares, remaining in treasury as of September 30, 2002.

     c.   Revaluation Reserve

     The revaluation reserve in subsidiaries and affiliates, realized by means of depreciation, write-off or sale of their revalued assets, is transferred to retained earnings, considering also the tax effects of the provisions recorded by these subsidiaries and affiliates.

     In certain cases the taxes on the revaluation reserve of certain subsidiaries and affiliates are recognized upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. The taxes levied on these reserves total R$ 8,733 (as of June 30, 2002 - R$ 8,913).

15   Risks and Financial Instruments (consolidated)

     The main risk factors to which the subsidiaries are exposed reflect strategic-operating and economic-financial aspects. The strategic-operating risks (such as demand, competition, technological innovation, and relevant changes in the industry structure, among others) are addressed by the company's management model. The economic-financial risks reflect mainly customers' default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the company. These risks are managed through control policies, specific strategies and definition of limits, as follows:

     o Customers' default - These risks are managed through specific rules for acceptance of customers and credit analysis, and are mitigated by the diversification of sales. The subsidiaries Oxiteno S.A. - Industria e Comercio and Oxiteno Nordeste S.A. - Industria e Comercio recorded allowance of R$ 6,307 (as of June 30, 2002 - R$ 6,312) for potential loss from customers in Argentina. As of September 30, 2002, receivables from Argentina is customers amounted to R$ 15,785 (as of June 30,2002 - R$ 12,328), net of this allowance.

     o Interest rate - The Company and its subsidiaries adopt conservative policies for raising and investing funds and for minimizing the cost of capital. The Company and its subsidiaries invest primarily in transactions linked to the Interbank Deposit Certificate (CDI) rate, as mentioned in Note 4. A portion of the financial assets is destined for currency hedge, as described below. Funds raised are derived from BNDES financing and funding in foreign currency, as disclosed in Note 12.

     o Exchange rate - Basically the subsidiaries use currency hedge instruments available in the financial market to cover their liabilities in foreign currency. Given the exchange volatility during the year 2001, the Company's management started to contract hedge instruments for all liabilities in foreign currency. The following table shows the assets and liabilities in foreign currency, translated into Brazilian real of September 30, 2002.

                                                                    Book Value
                                                                   ------------
          Assets:
             Currency hedge transactions                               366,429
             Cash and foreign cash investments                         140,633
             Receivables from foreign customers, net of advances
                   on export contracts                                  36,488
                                                                   ------------
             Total                                                     543,550

          Liabilities:
             Financing in foreign currency                             386,135
             Payables for import transactions                              843
                                                                   ------------
             Total                                                     386,978
                                                                   ------------
          Net asset position                                           156,572
                                                                   ============

     The Financial instruments of the Company and its subsidiaries (see notes 4 and 12) are composed of : (1) financial investments in securities and funds linked to the Interbank Deposit Certificate (CDI) rate and foreign cash investments; (2) exchange rate hedges with amounts, term, and indexes equivalents to the financing in foreign currency to which those hedges are linked; and (3) financing in local currency. Management of the Company and its subsidiaries, understands that the net market values approximate the books values of these financial instruments.

     The Company and its subsidiaries recognized in income the net effect of the devaluation of the Brazilian real in 2001, and did not use the deferral option provided for by CVM Resolution No. 404/01.

     Except for the interest of the indirect subsidiary Oxiteno S.A. - Industria e Comercio in the capital of Petroquimica Uniao S.A., commented below, the other asset and liability financial instruments recorded in the financial statements as of September 30, 2002 were determined in conformity with the accounting criteria and practices described in the accompanying notes.

     The investment in Petroquimica Uniao S.A., representing 1.95% of the total capital, was acquired in a privatization auction held in 1994, and is presented in the financial statements at the restated cost through December 31, 1995, in the amount of R$ 18,694. The market value of this investment as of September 30, 2002, based on the quotation of that company's shares on the stock exchange, was approximately R$ 12,071.

     The Company's Management understands that this investment is properly accounted for does not require a valuation allowance, in view of its clearly strategic and permanent nature, since the investee is an important supplier of raw material to the indirect subsidiary Oxiteno S.A. Industria e Comercio. Additionally, the acquisition of this investment was made using long-term financing from the National Bank for Economic and Social Development (BNDES), at favored interest rates compared to those prevailing in the market.

16   Insurance Coverage in Subsidiaries

     The subsidiaries, considering the nature of their activities and the advice of their insurance consultants, maintain insurance coverage in amounts considered sufficient to cover possible losses on their assets, as well as civil liability for involuntary, material and/or bodily damages caused to third parties arising from their industrial and commercial operations.

17   Responsibility for Sureties and Guarantees

     The Company is responsible for sureties and guarantees offered to subsidiaries amounting to R$ 389,185.

18   Contingencies and commitments (consolidated)

     The Petrochemical Industry Labor Union, to which employees of the indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio are affiliated, filed class actions against that company in 1991 demanding compliance with the adjustments established in the collective bargainings categories or other specific indexes, in detriment to the salary policies effectively practiced. Based on the opinion of its legal counselors, who analyzed the final decision of the Federal Supreme Court (STF) on the class action, in which the labor union is the plaintiff, and the status of the individual suit of the indirect subsidiary, the management of the indirect subsidiary considered unnecessary to record a provision as of September 30, 2002.

     The indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio has a supply contract with Braskem S.A. (new corporate name of Copene Petroquimica do Nordeste S.A.) until 2012, which establishes a minimum level of annual consumption of ethene. The minimum purchase commitment and the actual demand for the three-month periods ended September 30, 2002 and 2001, expressed in tons of ethene, are summarized in the table below. If the minimum purchase commitment is not met, the indirect subsidiary commits itself to paying a fine of 40% of the current price of the ethene, to the extent of the quantity not purchased.

                                     Demand during the nine-month periods
                                             ended September 30,
                                     ------------------------------------
                   Minimum annual
                purchase commitment       2002                  2001
                -------------------  ------------------- ----------------

     In tons          137,900            117,650               140,005
                ===================  =================== ================

     The Company and its subsidiaries are involved in other administrative and judicial lawsuits, in which the loss risks is considered low and/or remote by their legal counselors and for which no reserve for losses was recorded by the Company and its subsidiaries, based on these opinions.

     The affiliated company Oxiteno S.A. - Industria e Comercio and Oxiteno Nordeste S.A. - Industria e Comercio, has a foreign exchange locu-in contracts in the amount of US$ 8,164, linked to the future exports of these societies.

19   Employee Stock Option Plan

     In the Annual and Extraordinary Stockholders' Meeting held on April 27, 2001, the stockholders approved the Stock Option Plan, to be offered to all managers and employees in positions of control of the Company and its subsidiaries. No options had been granted under this plan up to September 30, 2002.

20   Employee Benefits and Private Pension Plan (consolidated)

     The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, they offer financing for the acquisition of vehicles and personal computers to employees of certain subsidiaries. These benefits are recorded on the accrual basis and they are granted up to the termination of the employment relationship.

     In August 2001, the Company and its subsidiaries started to offer to their employees a private defined contribution type pension plan. The adoption of this plan, managed by Ultraprev - Associacao de Previdencia Complementar (Ultraprev), was approved in the Board of Directors' Meeting held on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is calculated by multiplying a percentage - ranging from 0% to 11% and defined annually by the participant - by his /her salary. The sponsoring companies contribute, in the name of the participant, an amount identical to his/her basic contribution. As participants retire, they opt for receiving monthly (i) a percentage ranging from 0.5% to 1.0% of the fund accumulated in his/her name at Ultraprev or (ii) a fixed monthly amount which will exhaust the fund accumulated in the participant's name over a period between 5 and 25 years. Thus, the Company and its subsidiaries do not assume any responsibility for ensuring levels of amounts or periods of receipt to the participants who retire under this plan. Up to September 30, 2002, the Company and its subsidiaries contributed R$ 2,121 to Ultraprev, which was recorded as on expense for the year. The total number of participating employees as of September 30, 2002 was 4,972 active participants, and there are no retired participants.

     Additionally, Ultraprev - Associacao de Previdencia Complementar had 2 active participants and 33 former employees receiving defined benefits according to the rules of the previous plan. Considering that the fair market value of the plan's assets widely exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring companies have not been contributing to the plan for these 35 participants. On the other hand, the sponsoring companies do not believe that it will be possible to recover any amount from the plan, based on the legislation applicable to closed private pension entities. Accordingly, no asset or liability relating to these participants was recognized in the financial statements of the sponsoring companies.

21   Non-Operating Income (Expenses) (consolidated)

     Composed, substantially, of gains or losses on the sales of assets , mainly LPG cylinders and it includes, a gain of the R$ 3,660 obtained in the acquisition of shares of the indirect subsidiary Oxiteno Nordeste S.A.
     - Industria e Comercio (see note 3.1).

     Additionally, in the third quarter, a reserve for losses was constituted for the investments of the indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio in Norquisa. This reserve for losses, in the amount R$ 40,551, contemplate the estimate of the market value of Norquisa's assets.

22   Subsequents events

     Corporate Restructuring
     On October 15, 2002, were filed at CVM and published in the newspaper Gazeta Mercantil, the RELEVANT FACT of Ultrapar Participacoes S.A. and its subsidiary Oxiteno S.A. Industria e Comercio, and Extraordinary Shareholders' Meeting (ESM) notice of these companies, which will be held on October 30, 2002 to deliberate about the Corporate Restructuring. The Corporate Restructuring is divided in two parts: (a) merger the Gipoia Participacoes S/C. Ltda. (merger of the Gipoia); and (b) merger of the shares of the Oxiteno stock by Ultrapar, to the conversion of the Oxiteno in integral subsidiary (Merger of the Shares). More details and documents about these operations, are available in the head office and at the Company's web site at: www.ultra.com.br and www.oxiteno.com.br.


                                     * * *

-------------------------------------------------------------------------------
05.01 - Comments on the Company's Performance in the Quarter
-------------------------------------------------------------------------------

See comments on consolidated performance.

-------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousands)
-------------------------------------------------------------------------------

1 - CODE       2 - DESCRIPTION                        09.30.2002     06.30.2002
                                                      (unaudited)    (unaudited)
-------------------------------------------------------------------------------
1              Total assets                            2,299,650     2,044,826
1.01           Current assets                          1,356,117     1,105,386
1.01.01        Cash and cash equivalents                 863,797       688,617
1.01.01.01     Cash and banks                             50,944        38,785
1.01.01.02     Temporary cash investments                812,853       649,832
1.01.02        Receivables                               248,021       214,806
1.01.02.01     Trade accounts receivable                 248,021       214,806
1.01.03        Inventories                                92,263        92,618
1.01.04        Other                                     152,036       109,345
1.01.04.01     Recoverable taxes                          95,544        85,129
1.01.04.02     Prepaid expenses                            1,160         2,648
1.01.04.03     Other receivables                          55,332        21,568
1.02           Noncurrent assets                          67,154        54,586
1.02.01        Accounts receivable                             0             0
1.02.02        Receivables from related parties            2,223         1,814
1.02.02.01     Affiliates                                  1,012           976
1.02.02.02     Subsidiaries                                    0             0
1.02.02.03     Other related parties                       1,211           838
1.02.03        Other                                      64,931        52,772
1.02.03.01     Deferred income tax                        52,904        39,311
1.02.03.02     Escrow deposits                             6,859         6,828
1.02.03.03     Other receivables                           5,168         6,633
1.03           Permanent assets                          876,379       884,854
1.03.01        Investments                                45,221        89,736
1.03.01.01     Investments in affiliates                  19,737        64,178
1.03.01.02     Investments in subsidiaries                     0             0
1.03.01.03     Other investments                          25,484        25,558
1.03.02        Property, plant and equipment             754,493       720,535
1.03.03        Deferred charges                           76,665        74,583

-------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY
        (R$ thousands)
-------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                   09.30.2002   06.30.2002
                                                                  (unaudited)  (unaudited)
-----------------------------------------------------------------------------------------
2               Total liabilities and stockholders' equity         2,299,650    2,044,826
2.01            Current liabilities                                  385,180      288,060
2.01.01         Loans and financing                                  222,973      103,502
2.01.02         Debentures                                                 0            0
2.01.03         Suppliers                                             68,641       89,102
2.01.04         Taxes payable                                         10,710       21,172
2.01.05         Dividends                                              1,852        1,584
2.01.06         Provisions                                            64,048       51,339
2.01.06.01      Provision for income and social                       10,088        6,719
                contribution taxes
2.01.06.02      Salaries and payroll charges                          53,960       44,620
2.01.07         Payables to related parties                                0            0
2.01.08         Other                                                 16,956       21,361
2.02            Long-term liabilities                                520,721      417,715
2.02.01         Loans and financing                                  401,973      316,408
2.02.02         Debentures                                                 0            0
2.02.03         Provisions                                           106,651       89,009
2.02.03.01      Provision for income and social                       39,553       29,505
                contribution taxes
2.02.03.02      Other taxes                                           67,098       59,504
2.02.04         Payables to related parties                           10,485       10,991
2.02.05         Other                                                  1,612        1,307
2.03            Deferred income                                            0            0
2.04            Minority interest                                    500,568      472,668
2.05            Stockholders' equity                                 893,181      866,383
2.05.01         Capital                                              433,857      433,857
2.05.02         Capital reserves                                           0            0
2.05.03         Revaluation reserves                                  23,659       24,855
2.05.03.01      Own assets                                                 0            0
2.05.03.02      Subsidiaries/ affiliates                              23,659       24,855
2.05.04         Profit reserves                                      339,776      339,776
2.05.04.01      Legal                                                 17,431       17,431
2.05.04.02      Statutory                                                  0            0
2.05.04.03      For contingencies                                          0            0
2.05.04.04      Unrealized profit                                          0            0
2.05.04.05      Retention of profits                                 322,743      322,743
2.05.04.06      Special for undistributed dividends                        0            0
2.05.04.07      Other profit reserves                                   (398)        (398)
2.05.04.07.01   Treasury shares                                         (398)        (398)
2.05.05         Retained earnings/accumulated deficit                 95,889       67,895

-------------------------------------------------------------------------------
07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ thousands) (unaudited)
-------------------------------------------------------------------------------

1 - CODE       2 - DESCRIPTION                                3 - 07/01.2002  4 - 01/01.2002  5 - 07/01.2001  6 - 01.01.2001
                                                               to 09.30.2002   to 09.30.2002   to 09.30.2001   to 09.30.2001
----------------------------------------------------------------------------------------------------------------------------
3.01           Gross sales and services                            1,062,149       2,654,313         771,074       2,118,506
3.02           Revenue deductions                                   (229,026)       (567,276)       (153,255)       (425,262)
3.03           Net sales and services                                833,123       2,087,037         617,819       1,693,244
3.04           Cost of sales and services                           (608,937)     (1,568,815)       (447,338)     (1,263,303)
3.05           Gross profit                                          224,186         518,222         170,481         429,941
3.06           Operating income/ expenses                            (62,021)       (197,290)        (74,954)      (206,790)
3.06.01        Selling                                               (32,201)        (84,402)        (29,267)       (80,371)
3.06.02        General and administrative                            (63,190)       (179,044)        (51,557)      (145,849)
3.06.02.01     Depreciation expense                                  (20,894)        (60,890)        (17,896)       (47,716)
3.06.02.02     Other expenses                                        (42,296)       (118,154)        (33,661)       (98,133)
3.06.03        Financial                                              20,231          35,715          (1,990)       (14,929)
3.06.03.01     Financial income                                      158,847         262,400          74,678         150,321
3.06.03.02     Financial expenses                                   (138,616)       (226,685)        (76,668)      (165,250)
3.06.03.02.01  CPMF/IOF/PIS/COFINS (taxes on financial               (12,423)        (27,819)         (7,835)       (20,944)
               transactions)
3.06.03.02.02  Other expenses                                       (126,193)       (198,866)        (68,833)      (144,306)
3.06.04        Other operating income                                     76           2,359           (632)          12,415
3.06.05        Other operating expenses                                    0               0               0               0
3.06.06        Equity in subsidiaries and affiliates                  13,063          28,082           8,492          21,944
3.07           Income from operations                                162,165         320,932          95,527         223,151
3.08           Nonoperating income (expenses)                        (42,847)        (44,589)        (10,563)       (14,384)
3.08.01        Income                                                  1,202           6,821           1,907           3,989
3.08.02        Expenses                                              (44,049)        (51,410)        (12,470)       (18,373)
3.09           Income before taxes and profit sharing                119,318         276,343          84,964         208,767
3.10           Provision for income and social contribution          (41,196)        (92,926)        (10,669)       (47,443)
               taxes
3.11           Deferred income tax                                     3,545          10,041          (5,381)          1,304
3.12           Statutory profit sharing/contributions                      0               0               0               0
3.12.01        Profit sharing                                              0               0               0               0
3.12.02        Contributions                                               0               0               0               0
3.13           Reversal of interest on capital                             0               0               0               0
3.14           Minority interest                                     (34,111)        (78,896)       (21,893)        (55,323)
3.15           Net income                                             47,556         114,562          47,021         107,305
               Number of shares, excluding treasury shares        52,979,800      52,979,800      53,000,000      53,000,000
               (in thousands)
               Earnings per share                                   0.00090         0.00216         0.00089         0.00202
               Loss per share                                             0               0               0               0

-------------------------------------------------------------------------------
08.01 - Comments on the Company's Consolidated Performance in the Quarter
-------------------------------------------------------------------------------

Net Sales: Ultrapar's consolidated net sales for the third quarter of FY2002 was R$ 833.1 million, an increase of 35% over the same quarter of the previous year. Ultragaz' s sales reached R$ 525.9 million, compared to R$ 373.8 million in the third quarter of FY2001, while Oxiteno's sales totaled R$ 281.6 million, against R$ 226.5 million in the third quarter of FY2001. Ultrapar's year-to-date sales for FY2002 was R$ 2,087.0 million, 23% higher than the sales recorded for FY2001.

Ultragaz: Uncertainties in the market caused by LPG price increases, combined with operational problems in certain Petrobras' refineries, which impaired the supply of LPG to distributors, mainly to those located in the southeast region of Brazil, resulted in a 5% drop in sales volume in the third quarter of FY2002, compared to the same quarter of FY2001. Ultragaz's sales volume was also impacted by these occurrences, presenting a 3% fall in the third quarter of FY2002 (341.8 thousand tons), compared to the same quarter of FY2001 (353.8 thousand tons). The residential segment recorded a 4% drop compared to the third quarter of FY2001, and the non-residential segment presented a 3% drop in the same period.

Oxiteno: Oxiteno's sales volume in the third quarter of FY2002 was 120.9 thousand tons, 7% over the 113.2 thousand tons sold in the same quarter of the previous year. 72.2 thousand tons were sold to the domestic market, 9% higher than the volume sold in the third quarter of FY2001, mainly due to increments in sales for the segments of hydraulic fluids and leather. Exports in the period reached 48.7 thousand tons, a 4% growth over the same period in FY2001. Oxiteno's year-to-date sales volume for FY2002 presented a 8% fall, principally caused by the restriction of ethene supply by Braskem, already normalized in the third quarter of FY2002.

Cost of Goods Sold: Ultrapar's cost of goods sold in the third quarter of FY2002 was R$ 608.9 million, a 36% growth over the R$ 447.3 million in the same quarter of FY2001. Ultragaz's cost amounted to R$ 421.9 million, against R$
291.8 million in the same quarter of the previous year. Oxiteno's cost reached R$ 174 million, compared to R$ 148.6 million in the third quarter of FY2001. Ultrapar's year-to-date cost of goods sold for FY2002 presented a 24% increase compared to the same quarter of the prior year.

Ultragaz: The increase in Ultragaz's cost of goods sold was caused by the reflex on the "ex-refinery" price of the LPG sold by Petrobras, which increased 59% on average in the same period. During the third quarter of FY2002, after a 6.3% increase in LPG price in July, Petrobras announced a new price policy, with the application of differentiated prices for LPG destined to the residential segment. A 12.4% reduction in the "ex-refinery" price of the LPG supplied to the residential market was applied, whereas the "ex-refinery" price of the LPG supplied to the commercial and industrial segments were subject to an additional 5.9% increase in September 2002.

Oxiteno: Oxiteno's cost of goods sold in the third quarter of FY2002 increased by 17% compared to the third quarter of FY2001. In percentage terms, the increase was 11% in the same period. Most of this increase is due to the ethene price, which is strongly impacted by the currency devaluation and the increase in the nafta price.

Gross Profit: As a consequence of the increase in net sales and costs described above, Ultrapar's gross profit in the third quarter of FY2002 reached R$ 224.2 million, 31% over the R$ 170.5 million in the third quarter of FY2001. Ultrapar's year-to-date gross profit for FY2002 increased by 21%, totaling R$
518.2 million.

General, Administrative and Selling Expenses: Ultrapar recorded R$ 95.4 million in operating expenses in the third quarter of FY2002, whereas in the same quarter of FY2001 these expenses amounted to R$ 80.9 million. Ultrapar's year-to-date general, administrative and selling expenses for FY2002 totaled R$
263.5 million, 16% higher than in the same period of FY2001.

Ultragaz: Ultragaz's general, administrative, selling and depreciation expenses totaled R$ 52.7 million, R$ 5.5 million higher than in the third quarter of FY2001. Depreciation expenses amounted to R$ 19.4 million, R$ 2.7 million higher than in the third quarter of FY2001. General and administrative expenses registered a R$ 2.6 million increase in the comparison between quarters, as a result of the payment of bonuses, compatible with the improvement of result and salary increase arising from the collective bargaining in September 2001.

Oxiteno: Oxiteno general, administrative, selling and depreciation expenses increased from R$ 30.1 million in the third quarter of FY2001 to R$ 36.9 million in the third quarter of FY2002. Selling expenses increased by R$ 2.8 million, due to recovery of exports and the currency devaluation between periods, since most of the export expenses are charged in dollar. Administrative expenses increased by R$ 3.7 million, mainly due to the increase in consulting expenses, and the salary increase arising from the collective bargainings in the second half of 2001.

Operating Profit: Ultrapar's operating profit was R$ 128.9 million, a 45% increase compared with the third quarter of FY2001, consequence of the good business performance. Oxiteno increased its operating profit by R$ 22.0 million (from R$ 48.2 million to R$ 70.2 million) and Ultragaz's increase represented R$ 16.6 million (from R$ 35.7 million to R$ 52.3 million). Ultragaz's year-to-date operating profit for FY2002 was R$ 257.1 million, 19% higher than in the same period of FY2001.

Financial Result: Ultrapar's financial result registered a revenue of R$20.2 million in the third quarter of FY2002 and an expense of R$2.0 million in the same quarter of the prior year. The greatest impact of this revenue is due to the currency devaluation in the third quarter of FY2002, which was 37%, considering the position of R$ 507 million in dollar-denominated assets (comprising cash and currency hedge) against R$ 386 million in dollar-denominated liabilities.

Equity in Subsidiaries: Equity in subsidiaries in the third quarter of FY2002 was R$ 13.1 million, basically composed of income tax incentives of Oxiteno Nordeste and Bahiana Distribuidora de Gas.

Other Nonoperating Results: In the third quarter of FY2002, Ultrapar obtained a negative nonoperating result of R$ 42.8 million, compared to a negative R$ 10.6 million in the third quarter of FY2001. The main reason for the negative nonoperating result in the third quarter of FY2002 is the recording of a provision of R$ 40.5 million for the investment in Norquisa. The provision amount reflects the estimate of the market value of Norquisa's assets.

Income and Social Contribution Taxes: Income and social contribution tax expense increased from R$ 16.0 million in the third quarter of FY2001 to R$
37.7 million in the same quarter of FY2002. This increase is partly justified by the increase in income before income tax in the third quarter of FY2002 and partly by the payment of extraordinary income in the third quarter of FY2001, where a portion was paid as interest on capital.

Minority Interest: Minority interest reached R$ 34,1 million in the third quarter of FY2002, compared to R$ 21.9 million in the same quarter of FY2001, mainly due to increase in income after income and social contribution taxes of Oxiteno.

Net Income: Ultrapar's net income for the third quarter of FY2002 was R$ 47,6 million, against a net income of R$ 47 million in the same quarter of FY2001. Ultrapar's year-to-date net income for FY2002 was R$ 114,5 million, compared to R$ 107.3 million in the same quarter of FY2001, representing a 7% increase.

EBITDA: Ultrapar's EBITDA for the third quarter of FY2002 was R$160.1 million, 38% higher than the R$ 116.0 million recorded for the same quarter of FY2001. Ultrapar's EBITDA was R$ 71.7 million, R$ 19.3 million above the EBITDA for the same quarter of FY2001. Oxiteno's EBITDA for the third quarter of FY2002 was R$
78.7 million, R$ 22.9 million above the EBITDA for the same quarter of FY2001. Ultrapar's year-to-date EBITDA for FY2002 was 23% higher than the EBITDA for the same quarter of FY2001.

                                     EBITDA
------------------------------------------------------------------------------------

   R$ million  3T02    3T01   Variation  Year-to-date 02  Year-to date 01  Variation
   ----------  ----    ----   ---------  ---------------  ---------------  ---------
Ultrapar       160.1   116.0     38%          347.4            282.1          23%
Ultragaz        71.7    52.4     37%          181.0            119.8          51%
Oxiteno         78.7    55.8     41%          139.8            138.1           1%
Ultracargo       8.3     6.7     24%           22.2             21.0           6%

-------------------------------------------------------------------------------
09.01 - Investments in subsidiaries and/or affiliates
-------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                          4 - Classification      5 - % of     6 - % of    7 - Type of
1-   2 - Company Name       3 - Corporate                         ownership    investor's  company      8 - Number    9 - Number
Item                        Taxpayer                              interest in  net equity               of shares     of shares
                            Number (CNPJ)                         investee                              held in       held in
                                                                                                        the current   the previous
                                                                                                        quarter (in   quarter (in
                                                                                                        thousands)    thousands)
------------------------------------------------------------------------------------------------------------------------------------
01   Ultraquimica
      Participacoes S.A.    34,266,973/   Closely-held subsidiary      100.00       57.81  Commercial,        2,461         2,461
                            0001-99                                                        industrial
                                                                                           and other

02   Ultragaz Participacoes
      S.A.                  57,651,960/   Closely-held subsidiary       77.06       17.93  Commercial,        3,341         3,341
                            0001-39                                                        industrial
                                                                                           and other
03   Ultracargo
       Participacoes Ltda.  55,215,487/   Closely-held subsidiary      100.00       11.24  Commercial,        2,857         2,857
                            0001-11                                                        industrial
                                                                                           and other
04   Ultratecno
       Participacoes Ltda.  53,690,921/   Closely-held subsidiary      100.00        0.97  Commercial,       65,159        65,159
                            0001-90                                                        industrial
                                                                                           and other

05   Ultradata S/C Ltda.    61,600,359/   Closely-held subsidiary      100.00        0.53  Commercial,           18            18
                            0001-94                                                        industrial
                                                                                           and other

06   Imaven Imoveis e       61,604,112/   Closely-held subsidiary      100.00        4.56  Commercial,       27,734        27,734
       Agropecuaria Ltda.   0001-46                                                        industrial
                                                                                           and other

-------------------------------------------------------------------------------
17.01 - REPORT ON LIMITED REVIEW - UNQUALIFIED OPINION
-------------------------------------------------------------------------------

Independent Accountants' Review Report

To the Shareholders and Management of
Ultrapar Participacoes S.A.
Sao Paulo - SP

1. We have reviewed the accompanying quarterly financial information (ITR) of Ultrapar Participacoes S.A. (the "Company") and its subsidiaries as of and for the three-month and nine-month periods ended September 30, 2002, consisting of the balance sheet as of September 30, 2002, parent company and consolidated, the statement of income for the three-month and nine-month periods then ended, and the performance report, prepared in accordance with accounting practices established by Brazilian corporate law. This information is the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information; and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with accounting practices established by Brazilian corporate law and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. Previously, we have reviewed the balance sheet as of June 30, 2002, parent company and consolidated, presented for comparative purposes, and issued an unqualified opinion thereon, dated July 25, 2002. The statement of income for the three-month and nine-month periods ended September 30, 2001, parent company and consolidated, presented for comparative purposes, were reviewed by other independent auditors, who issued an unqualified opinion thereon, dated October 19, 2001.

5. This quarterly financial information has been translated into English solely for the convenience of the readers.


Sao Paulo, 23 October, 2002



DELOITTE TOUCHE TOHMATSU                                 Altair Tadeu Rossato
Auditores Independentes                                  Accountant
CRC No. 2 SP 011609/O-8                                  CRC No. 1 SP 182515/O-5

                                     Index


Group  Table  Description                                                       Page
------------------------------------------------------------------------------------
  01    01    Identification                                                     01
  01    02    Head office                                                        01
  01    03    Investor relations director (Company mail address)                 01
  01    04    ITR reference                                                      01
  01    05    Capital composition                                                02
  01    06    Characteristics of the Company                                     02
  01    07    Companies excluded from the consolidated financial statements      02
  01    08    Dividends approved and/or paid during and after the quarter        02
  01    09    Subscribed capital and changes in the current year                 03
  01    10    Investor relations director                                        03
  02    01    Balance sheet - assets                                             04
  02    02    Balance sheet - liabilities and stockholders' equity               05
  03    01    Statement of income                                                06
  04    01    Notes to the quarterly information                                 07
  05    01    Comments on the Company's performance in the quarter               27
  06    01    Consolidated balance sheet - assets                                28
  06    02    Consolidated balance sheet - liabilities and stockholders' equity  29
  07    01    Consolidated statement of income                                   30
  08    01    Comments on the consolidated performance in the quarter            31
  09    01    Investments in subsidiaries and/or affiliates                      34
  17    01    Report on special review - unqualified opinion                     35
                                    Ultraquimica Participacoes S,A,
                                      Ultragaz Participacoes S,A,
                                     Ultracargo Participacoes LTDA
                                     Ultratecno Participacoes LTDA
                                          Ultradata S/C LTDA
                                  Imaven Imoveis e Agropecuaria LTDA            /35